Exhibit 2.1

EXECUTION COPY

Membership Interest Purchase Agreement

dated as of January 7, 2010

by and among

I.D. Systems, Inc.,

General Electric Capital Corporation

and

GE Asset Intelligence, LLC

TABLE OF CONTENTS

-i-

-ii-

-iii-

EXHIBITS

Exhibit A	Employee Matters Exhibit

Exhibit B	Intellectual Property Assignment Agreements

Exhibit C	Intellectual Property Cross-License Agreement

Exhibit D	Transition Services Agreement

Exhibit E	Working Capital Calculation

Exhibit F	Non-Competition Covenant

Exhibit G	Consents and Approvals

-iv-

This MEMBERSHIP INTEREST PURCHASE AGREEMENT, dated as of January 7, 2010 (this “Agreement”), is by and among I.D. SYSTEMS, INC., a Delaware corporation (the “Purchaser”), GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (“GECC”), and GE ASSET INTELLIGENCE, LLC, a Delaware limited liability company and a wholly owned subsidiary of GECC (“GEAI”).  The Purchaser, GECC and GEAI are sometimes referred to herein individually as a “Party” and collectively as the “Parties.”

WITNESSETH:

WHEREAS, GEAI is in the business in North America of selling and re-selling Telematics Equipment and/or Telematics Services to Persons who are manufacturers, dealers, owners or lessees of Cargo Containers and to any other customers of GEAI (collectively, the “Business”);

WHEREAS, on or prior to the Closing Date (as defined herein), pursuant to the Intellectual Property Assignment Agreements and the Contribution and Assumption Agreement dated the date hereof among GECC, GEAI and the Company, GECC and GEAI have caused assets of the Business (other than the Excluded Contracts) to be transferred from GEAI and any Affiliates of GEAI to Asset Intelligence, LLC, a newly formed Delaware limited liability company (the “Company”) created by GECC and GEAI for the purposes of facilitating the sale of the Business to the Purchaser and the other transactions set forth herein;

WHEREAS, GEAI is the owner of one hundred percent (100%) of the issued and outstanding membership interests in the Company (collectively, the “Membership Interests”), as described in the Operating Agreement, dated as of December 10, 2009, of the Company (the “Operating Agreement”); and

WHEREAS, GECC and GEAI desire to transfer, assign and sell to the Purchaser, and the Purchaser desires to acquire and purchase from GEAI, all of the Membership Interests, and thereby purchase and acquire the Business from GECC and GEAI, as more specifically provided herein, and upon the terms and conditions set forth in this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound, the Parties hereby agree as follows:

ARTICLE I.
CERTAIN DEFINITIONS

Section 1.1.           Certain Definitions.  As used in this Agreement, the following terms have the respective meanings set forth below:

“2008 Six Month Financial Statements” has the meaning set forth in Section 4.3.

“2009 Six Month Financial Statements” has the meaning set forth in Section 4.3.

“Accounts Receivable” means all accounts receivable arising from or related to the Business.

“Affiliate” means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

“Agreement” has the meaning set forth in the preamble paragraph.

“Audited Financial Statements” has the meaning set forth in Section 4.3.

“Business” has the meaning set forth in the recitals.

“Business Confidential Information” has the meaning set forth in Section 6.4(a).

“Business Day” means any day other than a Saturday, Sunday, legal holiday in the State of New York or other day of the year on which commercial banks in the State of New York are authorized or required by applicable law to close.

“Cap” has the meaning set forth in Section 8.2(d).

“Cargo Containers” means (i) over-the-road trailers designed to be readily tethered to and untethered from, and propelled by, truck tractors, including dry van trailers, refrigerated trailers, chassis and flatbeds, (ii) railroad cars designed to be readily tethered to and untethered from, and propelled by, locomotives, including tank, hopper and refrigerated railcars, and (iii) intermodal containers designed to be loaded on such over-the-road trailers and/or railroad cars.  For greater certainty, “Cargo Containers” do not include trucks (including truck tractors), locomotives, any type of vehicle of any kind not described in clauses (i), (ii) or (iii) in the immediately preceding sentence, or any cargo of any kind whether inside, on or tethered or affixed to any Cargo Container or otherwise.

“Closing” has the meaning set forth in Section 2.6.

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Statement” has the meaning set forth in Section 2.3(a).

“Closing Working Capital” means the Preliminary Working Capital as finally determined pursuant to Section 2.3.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning set forth in the recitals.

“Company Intellectual Property Rights” means all Company Proprietary Intellectual Property Rights and all Company Licensed Intellectual Property Rights.

“Company Licensed Intellectual Property Rights” means all Intellectual Property Rights which are (i) licensed by a third party to the Company, GEAI or any of their Affiliates, (ii) used, held for use or Contemplated for Use in the operation of the Business, and (iii) material to the operation of the Business.

“Company Proprietary Intellectual Property Rights” means all Intellectual Property Rights which are (i) owned by the Company, GEAI or any of their Affiliates, (ii) used, held for use or Contemplated for Use in the operation of the Business, and (iii) material to the operation of the Business, including, without limitation, (i) the Registered Proprietary Company Intellectual Property Rights, (ii) the Company Software, and (iii) the Intellectual Property Rights transferred pursuant to the Intellectual Property Assignment Agreements, and excluding any and all rights (including goodwill) in the GECC Name and GECC Marks, except for common law trademark rights in the United States of America and Canada for VERIWISE, to the extent that such rights exist.

“Company Software” means all Software that is owned by the Company, including without limitation the Software identified on Schedule 1.1(a).

“Confidential Information” has the meaning set forth in Section 6.4.

“Contemplated for Use” means an intention  to use or proposal to use that occurred prior to the Closing Date as reflected in a written document or in an oral discussion between technical and/or management representatives of Company, GEAI or any of their Affiliates.

“Contingent Payment” has the meaning set forth in Section 2.4(a).

“Contracts” has the meaning set forth in Section 4.11.

“Contribution and Assumption Agreements” means (i) that certain Contribution and Assumption Agreement, dated as of January 6, 2010, among GECC, GEAI and the Company, (ii) that certain Assignment and Assumption Agreement, dated January 6, 2010, between General Electric Railcar Repair Services Corporation and GEAI, (iii) that certain Assignment and Assumption Agreement, effective as of July 1, 2008, between Transport International Pool, Inc. and GEAI and (iv) that certain Assignment and Assumption Agreement, effective as of July 31, 2009, between General Electric Railcar Repair Services Corporation and GEAI.

“Control” means, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.  The terms “Controlled by,” “under common Control with” and “Controlling” shall have correlative meanings.

“Copyrights” has the meaning set forth within the definition of Intellectual Property Rights, below.

“Customer” means a Person that purchases as of the date hereof or has purchased during the one (1)-year period ending on the Closing Date, goods or services from the Company or GEAI or any of their Affiliates which are or were sold in the course of the Business.

“Damages” has the meaning set forth in Section 8.2(a).

“Deductible Amount” has the meaning set forth in Section 8.2(d).

“Employee Benefit Plan” has the meaning set forth in Section 4.9(a).

“Employee Matters Exhibit” means the provisions set forth in Exhibit A attached hereto and incorporated by reference into this Agreement.

“Encumbrances” has the meaning set forth in Section 3.3.

“Environmental Laws” means any and all applicable federal, state and local statutes, laws, regulations, ordinances, rules, orders, or adjudications of any Governmental Authority, or common law which regulate or govern or are related in any way to the protection of public health and safety, worker safety and health from Regulated Substances, protection of the environment or regulation of Regulated Substances, including, without limitation: the Comprehensive Environmental Response, Compensation, and Liability Act, as amended, 42 U.S.C. §9601, et seq. (CERCLA), Solid Waste Disposal Act, including the Resource Conservation and Recovery Act of 1976 and the Hazardous and Solid Waste Amendments of 1984, as amended, 42 U.S.C. §6901, et seq. (RCRA), the Clean Air Act, as amended, 42 U.S.C. §7401, et seq., the Emergency Planning and Community Right to Know Act, as amended, 42 U.S.C. §11001, et seq., the Safe Drinking Water Act, as amended, 42 U.S.C. §300, et seq., the Oil Pollution Prevention Act of 1990, as amended, 42 U.S.C. §13101, et seq., the Clean Water Act, as amended, 33 U.S.C. §1251, et seq., the Federal Insecticide, Fungicide and Rodenticide Act, as amended, 7 U.S.C. §136, et seq., the Toxic Substances Control Act, as amended, 15 U.S.C. §2601, et seq., and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §651, et seq. (to the extent it addresses Regulated Substances).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any person required to be aggregated with the Company under Sections 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Excluded Contract Party” means a Person (other than GECC and its Affiliates) that is a party to an Excluded Contract.

“Excluded Contracts” means those certain Contracts set forth on Schedule 1.1(b) and all right, title and interest of GEAI thereto and thereunder and all liabilities and obligations of GEAI thereunder.

“Financial Statements” has the meaning set forth in Section 4.3.

“Fundamental Representations” has the meaning set forth in Section 8.1.

“GAAP” means generally accepted accounting principles as in effect in the United States on the date of this Agreement.

“GECC” has the meaning set forth in the preamble paragraph.

“GE Confidential Information” has the meaning set forth in Section 6.4(b).

“GE Parties” has the meaning set forth in Section 6.4(a).

“GE Representatives” has the meaning set forth in Section 6.4(a).

“GE TIP” means GE Trailer Fleet Services, or any Affiliated successor thereto.

“GEAI” has the meaning set forth in the preamble paragraph.

“GECC Indemnified Parties” has the meaning set forth in Section 8.2(b).

“GECC Name and GECC Marks” means the names or marks of GECC or any of its Affiliates, including, but not limited to, names or marks incorporating or referencing “GE” (in block letters or otherwise), the GE monogram, “General Electric Company,” “General Electric” and “GE Capital,” either alone or in combination with other words, and all marks, trade dress, logos, monograms, domain names and other source identifiers confusingly similar to or embodying any of the foregoing either alone or in combination with other words, except for common law trademark rights in the United States of America and Canada for VERIWISE, to the extent that such rights exist.

“Governmental Authority” means any foreign, federal, state or local government, or any entity, authority, agency or other similar body exercising executive, legislative, judicial, regulatory or administrative authority or functions of or pertaining to government.

“Indebtedness” means, as to any Person, without duplication, (a) all obligations of such Person for borrowed money (including reimbursement and all other obligations with respect to surety bonds, letters of credit and bankers’ acceptances, whether or not matured), (b) all obligations of such Person evidenced by notes, bonds, debentures or similar instruments, (c) all obligations of such Person to pay the deferred purchase price of property or services, except trade accounts payable and accrued commercial or trade liabilities arising in the ordinary course of business, (d) all interest rate and currency swaps, caps, collars and similar agreements or hedging devices under which payments are obligated to be made by such Person, whether periodically or upon the happening of a contingency, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (f) all obligations of such Person under leases which have been or should be, in accordance with GAAP, recorded as capital leases, (g) all indebtedness secured by any lien on any property or asset owned or held by such Person regardless of whether the indebtedness secured thereby shall have been assumed by such Person or is non-recourse to the credit of such Person, and (h) all guarantees by such Person of the Indebtedness of any other Person.

“Indemnified Party” has the meaning set forth in Section 8.2(c).

“Indemnifying Party” has the meaning set forth in Section 8.2(c).

“Independent Accountant” means KPMG LLP.

“Intellectual Property Assignment Agreements” means those certain (a) Assignment of Patents, dated as of the date hereof, by and between the Company and General Electric Company, (b) Assignment of Trademarks, dated as of the date hereof, by and between the Company and GEAI, and (c) Assignment of Domain Names, dated as of the date hereof, by and between the Company and General Electric Company, copies of which are attached hereto as Exhibit B.

“Intellectual Property Cross-License Agreement” means that certain Intellectual Property Cross-License Agreement, dated as of the date hereof, by and between the Company and GECC, a copy of which is attached hereto as Exhibit C.

“Intellectual Property Rights” means any and all worldwide rights in, arising from or associated with the following, whether protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention:  (a) all patents and applications therefor and all reissues, divisions, re-examinations, renewals, extensions, provisionals, substitutions, continuations and continuations-in-part thereof, and equivalent or similar rights anywhere in the world in inventions and discoveries including, without limitation, invention disclosures (“Patents”); (b) all trade secrets and other proprietary information which derives independent economic value from not being generally known to the public (collectively, “Trade Secrets”); (c) all copyrights, copyrights registrations and applications therefor (“Copyrights”); (d) all uniform resource locators, e-mail and other Internet addresses and domain names and applications and registrations therefor (“URLs”); (e) all trade names, corporate names, logos, slogans, trade dress, trademarks, service marks, and trademark and service mark registrations and applications therefor and all goodwill associated therewith (“Trademarks”); (f) rights of publicity; (g) moral rights and rights of attribution; (h) computer programs (whether in source code, object code, or other form), databases, compilations and data, and all documentation, including user manuals and training materials relating to the foregoing (“Software”); and (i) any similar, corresponding or equivalent rights to any of the foregoing anywhere in the world.

“Interim Financial Statements” has the meaning set forth in Section 4.3.

“IRS” means the U.S. Internal Revenue Service.

“Issued Units” means, for the period commencing and including January 1, 2010 and ending and including December 31, 2010, each unit of Telematics Equipment (other than a substitute or replacement unit) (a) sold by the Company and/or its Affiliates or (b) with respect to which the Company and/or its Affiliates entered into a binding agreement or obligation to sell, in the case of the foregoing clauses (a) and (b), regardless of the form of consideration paid for such unit, whether such unit was financed, leased or provided in a bundled services offering by the Company or any other Person, or the date of delivery of such unit, but excluding each unit with respect to which the Company had a binding obligation to sell such unit as of December 31, 2009.

“Knowledge” means the actual knowledge of Darryl Miller, James Hajek, Todd Felker, Artie Van Riper and Raju Kakarlapudi, in each case after review of such individual’s own files and reasonable inquiry of those executives of GECC, GEAI or the Company who would reasonably be expected to have knowledge of the specific matter at issue.

“Law” means any U.S. federal, state or local or foreign law, statute, law, ordinance, rule, regulation, rule, code, permit, order, directive, judgment, decree or other requirement or rule of law (including common law).

“Leased Real Property” has the meaning set forth in Section 4.17(b).

“Material Adverse Effect” means any change or effect that is reasonably likely to (a) have a material adverse effect on the business, assets, financial condition, or results of operations of the Business (in each case, taken as a whole) or (b) prevent or materially delay the ability of GECC, GEAI or the Company to perform its obligations under this Agreement and the other Transaction Documents or to consummate the transactions contemplated hereby or thereby; provided, however, that for purposes of clause (a) (x) as used with respect to the representations and warranties in Section 4.4, any effect resulting from or relating to applicable economic or market conditions or the industry in which the Business operates or capital, financial, banking, credit or securities markets generally, including changes in interest or exchange rates, that does not have a materially disproportionate impact on the Business as compared to similarly situated businesses shall be excluded from the definition of “Material Adverse Effect” and from any determination as to whether a Material Adverse Effect has occurred or may occur and (y) as used with respect to the representations and warranties in Sections 4.1, 4.4, 4.14 and 4.27, any effect resulting from or arising out of a change in GAAP or applicable Law shall be excluded from the definition of “Material Adverse Effect” and from any determination as to whether a Material Adverse Effect has occurred or may occur.

“Membership Interests” has the meaning set forth in the recitals.

“Negative Working Capital Amount” has the meaning set forth in Section 2.3(d).

“Noncompete Exhibit” has the meaning set forth in Section 6.3.

“Notice of Units Disagreement” has the meaning set forth in Section 2.4(c).

“Notice of Working Capital Disagreement” has the meaning set forth in Section 2.3(b).

“Operating Agreement” has the meaning set forth in the recitals.

“Organizational Documents” means:  (a) in the case of a Person that is a corporation, its articles or certificate of incorporation and its by-laws, regulations or similar governing instruments required by the laws of its jurisdiction of formation or organization; (b) in the case of a Person that is a partnership, its articles or certificate of partnership, formation or association, and its partnership agreement (in each case, limited, limited liability, general or otherwise); (c) in the case of a Person that is a limited liability company, its articles or certificate of formation or organization, and its limited liability company agreement or operating agreement; and (d) in the case of a Person that is none of a corporation, partnership (limited, limited, general or otherwise), limited liability company or natural person, its governing instruments as required or contemplated by the laws of its jurisdiction of organization.

“Party” or “Parties” has the meaning set forth in the preamble paragraph.

“Patents” has the meaning set forth within the definition of Intellectual Property Rights, above.

“Payment Date” has the meaning set forth in Section 9.6.

“Permit” means each authorization, approval, consent, license, registration, clearance, franchise and permit from a Governmental Authority held by the Company or GEAI or any of their Affiliates that are necessary for the conduct of the Business as currently conducted.

“Permitted Assignee” has the meaning set forth in Section 9.6.

“Permitted Encumbrances” means (i) Encumbrances for Taxes, assessments and other charges imposed by a Governmental Authority not yet due and payable or being contested in good faith, (ii) statutory Encumbrances of landlords, (iii) Encumbrances of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the ordinary course of business and not yet delinquent, and (iv) Encumbrances created by, or arising as a result of, actions of the Purchaser or its Affiliates.

“Person” means an individual, partnership, corporation, joint stock company, unincorporated organization or association, trust or joint venture, or a Governmental Authority.

“Plano Overlease” has the meaning set forth in Section 8.2(a).

“Plano Sublease” has the meaning set forth in Section 8.2(a).

“Preliminary Working Capital” has the meaning set forth in Section 2.3(a).

“Purchase Price” has the meaning set forth in Section 2.2.

“Purchaser” has the meaning set forth in the preamble paragraph.

“Purchaser Indemnified Parties” has the meaning set forth in Section 8.2(a).

“Purchaser Parties” has the meaning set forth in Section 6.4(b).

“Purchaser Representatives” has the meaning set forth in Section 6.4(b).

“Real Property” has the meaning set forth in Section 4.17(b).

“Registered Proprietary Company Intellectual Property Rights” means all Registered Intellectual Property Rights which are (i) owned by the Company or GEAI or any of their Affiliates, (ii) used, held for use, or Contemplated for Use in the operation of the Business, and (iii) material to the operation of the Business, including the Registered Intellectual Property Rights identified on Schedule 4.10(a), and excluding all Registered Intellectual Property Rights in the GECC Name and GECC Marks.

“Registered Intellectual Property Rights” means all U.S. and foreign: (a) issued Patents and applications for Patents; (b) registered Trademarks, applications to register Trademarks, including intent to use applications and other registrations or applications related to Trademarks; (c) Copyright registrations and applications to register Copyrights; (d) URL registrations and applications to register URLs; and (e) any other Intellectual Property Rights that are the subject of an application, certificate, filing, registration or other document issued by, filed with, or recorded by, any state, government or other public legal authority at any time.

“Regulated Substances” means and includes any element, material, compound, substance or waste that is defined or listed as a “hazardous substance,” “hazardous waste,” “toxic substance,” “toxic waste,” “pollutant” or “contaminant” (or words of similar connotation, import or meaning) or is otherwise regulated because of its potential adverse effect on public health and safety and the environment or worker health and safety under or pursuant to any Environmental Law.

“Release” means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching, or placement into the environment.

“Representatives” has the meaning set forth in Section 6.4.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Settlement Amount” has the meaning set forth in Section 8.3(b).

“Software” has the meaning set forth within the definition of Intellectual Property Rights, above.

“Straddle Period” has the meaning set forth in Section 6.2(b).

“Supplier” means a Person that sells as of the date hereof or, within the one (1)-year period ending on the Closing Date, has sold goods or services to the Company or GEAI or any of their Affiliates which are then or were re-sold by the Company, GEAI or such Affiliate(s), as applicable, in the course of the Business.

“Tax” or “Taxes” means (a) any and all U.S. federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind or any charge of any kind in the nature of (or similar to) taxes imposed by any Governmental Authority, including any interest, penalty, or addition thereto, whether disputed or not and (b) any liability for the payment of any amounts of the type described in clause (a) of this definition as a result of being a member of an affiliated, consolidated, combined or unitary group for any period, as a result of any tax sharing or tax allocation agreement, arrangement or understanding, or as a result of being liable for another person’s taxes as a transferee or successor, by contract or otherwise.

“Tax Representations” has the meaning set forth in Section 8.1.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Telematics Equipment” means equipment (including sensors in such equipment with no application outside of such equipment), and software utilized in such equipment, which is designed to be affixed to a Cargo Container for the purpose of (i) (a) tracking the movements and positions of such Cargo Container, (b) monitoring certain conditions relating to such Cargo Container and/or (c) controlling the temperature of and/or access to such Cargo Container, and (ii) communicating information regarding the foregoing clauses (i)(a), (i)(b) and (i)(c) exclusively via wireless mobile communication network and/or satellite communications.

“Telematics Services” means the processing and delivery of data with respect to Cargo Containers in the United States of America, Canada, Mexico or Europe, which data are obtained either directly from Telematics Equipment affixed to such Cargo Containers or indirectly from applications software which obtained such data from Telematics Equipment, for the purpose of tracking the movements and positions of such Cargo Containers, monitoring the security, temperature or condition of such Cargo Containers, controlling the operation of such Cargo Containers, or optimizing the fleet utilization of such Cargo Containers.

“Third Party Claim” has the meaning set forth in Section 8.3(a).

“Trade Secrets” has the meaning set forth within the definition of Intellectual Property Rights, above.

“Trademark Co-Existence Agreement” means that certain Coexistence Agreement, fully executed as of September 20, 2005, by and between VeriSign, Inc. and General Electric Company, as amended by that certain Addendum, fully executed as of December 11, 2009.

“Trademarks” has the meaning set forth within the definition of Intellectual Property Rights, above.

“Transaction Documents” means this Agreement, the Transition Services Agreement, the Intellectual Property Assignment Agreements, the Intellectual Property Cross-License Agreement and the Contribution and Assumption Agreements.

“Transition Services Agreement” means that certain Transition Services Agreement, dated as of the date hereof, by and between the Company and GECC, a copy of which is attached hereto as Exhibit D.

“Units Calculation” has the meaning set forth in Section 2.4(b).

“Units Statement” has the meaning set forth in Section 2.4(b).

“Units Milestone” has the meaning set forth in Section 2.4(a).

“URLs” has the meaning set forth within the definition of Intellectual Property Rights, above.

“Use” means to use, practice, reproduce, distribute, perform, display, license, sublicense, and otherwise exploit; to prepare modifications, derivative works, or improvements based upon; and to make, have made, sell, offer to sell, have sold, import and otherwise commercialize products and services based upon.

“Working Capital” means, as of the Company’s close of business on the Closing Date, the dollar amount of the Company’s working capital which shall be calculated by the Purchaser in accordance with the working capital calculation set forth on Exhibit E attached hereto.  Each line item contained in such working capital calculation will be calculated in accordance with GAAP applied consistently with the preparation of the Audited Financial Statements.  In no event shall Working Capital include cash of the Business and the Purchaser shall not be entitled to any cash comprising part of the Business as of the Company’s close of business on the Closing Date.

“Working Capital Target” means the amount of Five and One-Half Million Dollars ($5,500,000).

“WARN” has the meaning set forth in Section 4.9.

Section 1.2.          Interpretive Provisions.  Unless the express context otherwise requires:  (a) the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement; (b) terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa; (c) the terms “Dollars” and “$” mean U.S. Dollars; (d) references herein to a specific Section, Subsection, Recital, Schedule or Exhibit shall refer, respectively, to Sections, Subsections, Recitals, Schedules or Exhibits of this Agreement; (e) wherever the word “include,” “includes” or “including” is used in this Agreement and the Exhibits, it shall be deemed to be followed by the words “without limitation”; (f) references herein to any gender shall include each other gender; (g) references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and permitted assigns; (h) references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity; (i) references herein to any contract or agreement (including this Agreement) means such contract or agreement as amended, supplemented or modified from time to time in accordance with the terms thereof; (j) with respect to the determination of any period of time, the word “from” means “from and including” and the words “to” and “until” each means “to but excluding”; (k) references herein to any Law or any Permit mean such Law or Permit as amended, modified, codified, reenacted, supplemented or superseded in whole or in part, and as in effect from time to time; and (l) references herein to any Law shall be deemed also to refer to all rules and regulations promulgated thereunder.

ARTICLE II.
PURCHASE AND SALE OF MEMBERSHIP INTERESTS

Section 2.1.          Transfer of the Membership Interests.  On the Closing Date and pursuant to the terms and conditions of this Agreement, and for good and valuable consideration as set forth in Section 2.2 hereof, the Purchaser agrees to purchase and acquire from GECC and GEAI, and GECC and GEAI agree to irrevocably sell, transfer and assign to the Purchaser, good and marketable title to all of the Membership Interests, free and clear of any and all Encumbrances, other than any Encumbrances created by, or arising as a result of, actions of the Purchaser or its Affiliates.

Section 2.2.          Purchase Price.  In consideration of GECC and GEAI’s irrevocable transfer of all of the Membership Interests to the Purchaser, the Purchaser shall pay to GECC (a) a purchase price equal to Fifteen Million Dollars ($15,000,000) (the “Purchase Price”), which Purchase Price shall be subject to adjustment as described in Section 2.3 hereof, and (b) the Contingent Payment, if any.  At the Closing, the Purchaser shall pay the Purchase Price to GECC (and/or its written designees) by wire transfer of immediately available funds to an account specified in writing by GECC.

Section 2.3.          Working Capital Adjustment to Purchase Price.  The Purchaser and GECC hereby acknowledge and agree that the Purchase Price shall be subject to adjustment in accordance with the provisions of this Section 2.3.

(a)           As promptly as practicable following the Closing, but in any event on or prior to March 1, 2010, the Purchaser shall deliver to GECC a statement (the “Closing Statement”) setting forth the Purchaser’s calculation of the Company’s Working Capital (the “Preliminary Working Capital”), calculated in the manner specified on Exhibit E attached hereto, which Closing Statement shall include all appropriate supporting documentation.

(b)           GECC shall have thirty (30) days from the date of delivery of the Closing Statement to review and notify the Purchaser of any dispute of any item contained in the Closing Statement, which notice will set forth in reasonable detail the basis for such dispute as well as the amount in dispute and GECC’s calculation of the Preliminary Working Capital (the “Notice of Working Capital Disagreement”).  The Purchaser shall provide GECC and its officers, employees, agents, accountants, advisors, bankers and other representatives (i) reasonable assistance of the Purchaser’s and the Company’s personnel and (ii) reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, work papers, books and records and similar materials of the Purchaser and the Company for the purpose of assisting GECC in its review of the Closing Statement.  If GECC does not deliver a Notice of Working Capital Disagreement within such 30-day period, then the Preliminary Working Capital shall be deemed to be the Closing Working Capital and shall be final, binding and conclusive upon the Purchaser and GECC.  If a Notice of Working Capital Disagreement is given, the Purchaser and GECC shall attempt in good faith to resolve any such disagreement as promptly as possible.  If GECC and the Purchaser are able to resolve such disagreement within fifteen (15) days after the date of delivery of the Notice of Working Capital Disagreement, they shall jointly prepare a revised Closing Statement setting forth the agreed upon Closing Working Capital, which shall be deemed final, binding and conclusive upon the Purchaser and GECC.

(c)           If GECC and the Purchaser are unable to resolve such disagreement within fifteen (15) days after the delivery of the Notice of Working Capital Disagreement or such later date as the Purchaser and GECC may agree to in writing, such disagreement shall be submitted to, and all issues having a bearing on such disagreement shall be resolved by the Independent Accountant.  The Purchaser and GECC shall each submit to the Independent Accountant their respective determinations of the Preliminary Working Capital that identify the issues in dispute, which determinations may be different from such Party’s calculations in the Closing Statement or Notice of Working Capital Disagreement, as the case may be, so long as such determinations do not raise items not previously disputed pursuant to the Notice of Working Capital Disagreement.  The engagement of the Independent Accountant shall specify that the Independent Accountant shall (x) select either the Purchaser’s or GECC’s determination of Preliminary Working Capital without any changes or modifications, (y) make such selection based upon which calculation the Independent Accountant determines to be most accurate using its good faith judgment and (z) render a written decision with respect to the determination of the Closing Working Capital.  The Purchaser and GECC shall deliver to the Independent Accountant all information reasonably requested by the Independent Accountant to resolve such disagreement and shall use commercially reasonable efforts to cause such determination to be made, and written notice thereof given to GECC and the Purchaser, within fifteen (15) Business Days after such information is provided to the Independent Accountant.  The determination by the Independent Accountant of the Closing Working Capital will be final, binding and conclusive upon GECC and the Purchaser.  The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the selection of either the Purchaser’s or GECC’s determination of Preliminary Working Capital without any changes or modifications and such firm will be deemed to be acting as experts and not as arbitrators.  Solely with respect to fees, expenses and costs of the Independent Accountant incurred in connection with determining the Closing Working Capital, 50% of such fees, expenses and costs shall be paid by GECC and 50% of such fees, expenses and costs shall be paid by the Purchaser.

(d)           If the amount of the Closing Working Capital, is less than the amount of the Working Capital Target, the Purchaser shall be entitled to receive, and GECC shall pay to the Purchaser, as an adjustment to the Purchase Price, an amount equal to the difference between the Working Capital Target and the Closing Working Capital (such amount, the “Negative Working Capital Amount”) within five (5) Business Days after the determination of the Closing Working Capital in accordance with this Section 2.3(a).  For the avoidance of doubt, the Purchaser and GECC acknowledge and agree that if the amount of the Closing Working Capital is greater than the amount of the Working Capital Target, the Purchaser shall in no event be required to pay any amounts to GECC.

Section 2.4.           Contingent Payment.

(a)           GECC shall be entitled to receive, and the Purchaser shall pay to GECC (the amount in the following clause (i) or (ii), the “Contingent Payment”), the following:  (i) if the Units Calculation as determined pursuant to this Section 2.4 is equal to or greater than 30,000 Issued Units (the “Units Milestone”), an amount equal to Two Million Dollars ($2,000,000), or (ii) if the Units Calculation is greater than 20,000 Issued Units, but less than 30,000 Issued Units, an amount equal to the product of (A) Two Million Dollars ($2,000,000) multiplied by (B) a fraction, the numerator of which is the number of Issued Units in excess of 20,000 Issued Units and the denominator of which is 10,000.  The Contingent Payment shall be paid by the Purchaser to GECC by wire transfer of immediately available funds within five (5) Business Days after the final determination of the Units Calculation in accordance with this Section 2.4.  The Purchaser shall use commercially reasonable efforts to achieve the Units Milestone.

(b)           As promptly as practicable following December 31, 2010, but in any event on or prior to January 31, 2011, the Purchaser shall deliver to GECC a written statement (the “Units Statement”) setting forth the Purchaser’s calculation of the aggregate number of Issued Units (the “Units Calculation”), which Units Statement shall include all appropriate supporting documentation.

(c)           GECC shall have thirty (30) days from the date of delivery of the Units Statement to review and notify the Purchaser of any dispute with the Units Calculation, which notice will set forth in reasonable detail the basis for such dispute (the “Notice of Units Disagreement”).  The Purchaser shall provide GECC and its officers, employees, agents, accountants, advisors, bankers and other representatives (i) reasonable assistance of the Purchaser’s and the Company’s personnel and (ii) reasonable access, during normal business hours and upon reasonable prior notice, to the personnel, properties, work papers, books and records and similar materials of the Purchaser and the Company for the purpose of assisting GECC in its review of the Units Calculation.  If GECC does not deliver a Notice of Units Disagreement within such 30-day period, then the Units Calculation contained in the Units Statement shall be final, binding and conclusive upon the Purchaser and GECC.  If a Notice of Units Disagreement is given, the Purchaser and GECC shall attempt in good faith to resolve any such disagreement as promptly as possible.  If GECC and the Purchaser are able to resolve such disagreement within fifteen (15) days after the date of delivery of the Notice of Units Disagreement, they shall jointly prepare a revised Units Statement setting forth the agreed upon Units Calculation, which shall be deemed final, binding and conclusive upon the Purchaser and GECC.

(d)           If GECC and the Purchaser are unable to resolve such disagreement within fifteen (15) days after the delivery of the Notice of Units Disagreement or such later date as the Purchaser and GECC may agree to in writing, such disagreement shall be submitted to, and all issues having a bearing on such disagreement shall be resolved by the Independent Accountant.  The Purchaser and GECC shall each submit to the Independent Accountant their respective determinations of the Units Calculation that identify the issues in dispute, which determinations may be different from such Party’s calculations in the Units Statement or Notice of Units Disagreement, as the case may be, so long as such determinations do not raise items not previously disputed pursuant to the Notice of Units Disagreement.  The engagement of the Independent Accountant shall specify that the Independent Accountant shall (x) select either the Purchaser’s or GECC’s determination of the Units Calculation without any changes or modifications, (y) make such selection based upon which calculation the Independent Accountant determines to be most accurate using its good faith judgment and (z) render a written decision with respect to the determination of the Units Calculation.  The Purchaser and GECC shall deliver to the Independent Accountant all information reasonably requested by the Independent Accountant to resolve such disagreement and shall use commercially reasonable efforts to cause such determination to be made, and written notice thereof given to GECC and the Purchaser, within fifteen (15) Business Days after such information is provided to the Independent Accountant.  The determination by the Independent Accountant of the Units Calculation will be final, binding and conclusive upon GECC and the Purchaser.  The scope of the Independent Accountant’s engagement (which will not be an audit) shall be limited to the selection of either the Purchaser’s or GECC’s determination of the Units Calculation without any changes or modifications and such firm will be deemed to be acting as experts and not as arbitrators.  Solely with respect to fees, expenses and costs of the Independent Accountant incurred in connection with determining the Units Calculation, 50% of such fees, expenses and costs shall be paid by GECC and 50% of such fees, expenses and costs shall be paid by the Purchaser.

(e)           For the avoidance of doubt, the Purchaser and GECC acknowledge and agree that if the Units Calculation is less than 20,000 Issued Units, the Purchaser shall not be required to pay any amounts to GECC under this Section 2.4.

Section 2.5.          Cash of the Business.  The Purchaser and GECC hereby acknowledge and agree that (a) prior to the Company’s close of business on the Closing Date, GECC shall be entitled to remove any cash of the Business prior to the Closing Date, (b) Working Capital shall not include cash of the Business prior to the Company’s close of business on the Closing Date and (c) the Purchaser shall not be entitled to any cash comprising part of the Business prior to the Closing Date.  GEAI shall be responsible for funding all checks that have been issued by it prior to the Closing Date, whether or not any such checks have cleared the respective bank accounts as of the Closing Date (the “Outstanding Checks”), and either GECC or GEAI shall fund with cash out of its own assets all Outstanding Checks in a timely manner to enable the applicable banks to honor such Outstanding Checks.

Section 2.6.           Closing.  The closing of the transactions contemplated hereby (the “Closing”) shall take place on even date herewith at the offices of Lowenstein Sandler PC, 1251 Avenue of the Americas, New York, New York 10020, effective as of 12:01 a.m. Eastern Time.  The time and date of the Closing is referred to herein as the “Closing Date.”

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF GECC

GECC represents and warrants to the Purchaser, except as set forth on the Schedules hereto (subject to Section 9.11), as follows:

Section 3.1.           Organization.  GECC is duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.

Section 3.2.           Authorization.  GECC has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action on the part of GECC.  This Agreement and the other Transaction Documents to which GECC is a party have been duly authorized, executed and delivered by GECC and constitute valid and binding agreements of GECC, enforceable against GECC in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

Section 3.3.          Non-Contravention.  Neither the execution and delivery of this Agreement or the other Transaction Documents to which GECC is a party nor the performance by GECC of its obligations hereunder or thereunder will:  (a) contravene any provision contained in its Organizational Documents; (b) provided that all filings, authorizations, registrations, consents and approvals described in Section 3.4 have been made or obtained, violate or result in a material breach (with or without the lapse of time, the giving of notice or both) of or constitute a material default under (i) any note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation to which GECC, GEAI or the Company is a party or (ii) any judgment, order, decree, law, rule or regulation or other restriction of any Governmental Authority, in each case, to which GECC, the Company or GEAI is a party or to which the Membership Interests are subject; or (c) result in the creation or imposition of any lien, claim, charge, mortgage, pledge, security interest, equity, restriction or other encumbrance (collectively, “Encumbrances”) on the Membership Interests or any of the material assets of the Business other than any Encumbrances created by, or arising as a direct result of, actions of the Purchaser, except in the case of clause (b) for such violations, breaches or defaults which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.4.          No Consents.  Except as set forth on Schedule 3.4, no material notice to, material filing with, or material authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance by GECC of this Agreement or the other Transaction Documents to which GECC is a party, or the consummation of the transactions contemplated hereby or thereby, except for any such consents or approvals that already have been obtained on or prior to the date hereof.

Section 3.5.           Ownership of Membership Interests.  GEAI owns one hundred percent (100%) of the Membership Interests, free and clear of all Encumbrances.  GEAI has the right, power and capacity to sell, assign and transfer the Membership Interests to the Purchaser, free and clear of any and all Encumbrances, other than any Encumbrances created by, or arising as a result of, actions of the Purchaser.  GECC owns one hundred percent (100%) of the issued and outstanding membership interests in GEAI, free and clear of all Encumbrances.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF GECC AND GEAI
REGARDING THE BUSINESS, THE COMPANY AND GEAI

Each of GECC and GEAI represents and warrants to the Purchaser, except as set forth on the corresponding numbered Schedule hereto (subject to Section 9.11), as follows:

Section 4.1.          Corporate Organization and Authority.  Each of the Company and GEAI is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, and has the limited liability company power and authority to own or lease its property and assets and to carry on its business as presently conducted.  Each of the Company and GEAI is duly qualified, licensed or admitted to do business and in good standing in every jurisdiction in which such qualification, licensing or admission is required because of the nature of the property owned, leased or operated by it or the nature of the business conducted by it, except where the failure to be so duly qualified, licensed or admitted would not, individually or in the aggregate, reasonably be expected have a Material Adverse Effect.  GECC has delivered to the Purchaser complete and correct copies of the organizational documents, corporate minute books and securities ledgers of the Company through the date hereof.

Section 4.2.          Capitalization; Subsidiaries.  All of the Membership Interests have been validly issued and no capital contributions are outstanding or due and payable pursuant to the terms of the Organizational Documents of the Company.  Except for the Membership Interests, there are no outstanding options, warrants or other rights of any kind to acquire any Membership Interests or securities convertible into or exchangeable for any additional Membership Interests, nor is the Company committed to issue any such option, warrant, right or other security.  The Company is not a party to any partnership, joint venture or other arrangement for the sharing of profits of the Company and does not own, directly or indirectly, any equity interest in any other Person.

Section 4.3.          Financial Statements.  GECC has delivered to the Purchaser true and correct copies of (a) the audited financial statements (including audited balance sheet and related statements of income (loss), GE net investment and cash flows) of GEAI as of and for (x) the six-month period ended December 31, 2008 (the “2008 Six Month Financial Statements”) and (y) the six-month period ended June 30, 2009 (the “2009 Six Month Financial Statements,” and, together with the 2008 Six Month Financial Statements, the “Audited Financial Statements”); and (b) unaudited financial statements (including unaudited balance sheet and related statements of income (loss), GE net investment and cash flows) of GEAI as of and for the five (5)-month period ended November 30, 2009 (the “Interim Financial Statements” and, together with the Audited Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis (x) throughout the periods covered thereby and (y) across all of the Financial Statements (as they relate to each other), in each case, except as described in the notes thereto, and in the case of the Interim Financial Statements, except for normal, recurring year-end audit adjustments and footnotes.  The Financial Statements present fairly in all material respects the financial position of the Business and the results of its operations and cash flows, as of the dates thereof and for the periods specified therein on a consistent basis.  The Purchaser acknowledges and agrees that the Interim Financial Statements have been prepared internally by GEAI’s management and have not been reviewed by GEAI’s external auditors.

Section 4.4.          Absence of a Material Adverse Effect.  Since November 30, 2009, there has not occurred any Material Adverse Effect.  Since November 30, 2009, each of the Company and GEAI, as applicable, has conducted the Business in all material respects in the ordinary course consistent with past practice.

Section 4.5.          Permits.  The Company holds all Permits that are required for the conduct of the Business as presently conducted, except where the failure to have any of such Permits would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Schedule 4.5 sets forth a list of all Permits held by GEAI or the Company.  Except as set forth on Schedule 4.5, all Permits are valid and in full force and effect, and, since July 1, 2008, GEAI or the Company has been in compliance in all material respects with all Permits.  During the past twelve (12) months, (a) the Company has not received written notice of any violation of any Permit and (b) no action, suit or proceeding is pending or, to the Knowledge of GECC and GEAI, threatened, to modify, suspend or revoke any Permit.

Section 4.6.           Litigation.

(a)           Except as set forth on Schedule 4.6(a), there are no lawsuits, arbitrations, actions, proceedings, claims, orders or investigations by or before any Governmental Authority or any other Person pending or, to the Knowledge of GECC and GEAI, threatened, against GECC, GEAI or the Company or any of their Affiliates (in connection with or relating to the conduct of the Business), or against the Business, seeking to enjoin the transactions contemplated hereby or by any of the other Transaction Documents or relating to alleged violations of applicable Law by the Company or GEAI that, if decided adversely to GECC, the Company or GEAI, as applicable, would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Schedule 4.6(b) sets forth (i) all product warranty claims relating to the Business that were resolved during the period from July 1, 2008 to December 29, 2009, (ii) all unresolved product warranty claims relating to the Business as of December 30, 2009 and (iii) all outstanding repair and replacement commitments of the Business as of November 30, 2009, with respect to units of Telematics Equipment that were not under warranty.

Section 4.7.          Taxes.  Except as set forth on Schedule 4.7, all Tax Returns of the Company and GEAI required to be filed with respect to the Business have been timely filed, and all such Tax Returns and reports are complete and correct in all material respects.  Except as set forth on Schedule 4.7, all Taxes, assessments (including interest and penalties), fees and other governmental charges owed by the Company or GEAI with respect to the Business have been timely paid.  Except as set forth on Schedule 4.7, there are no Tax Encumbrances on the Membership Interests or on any of the assets of the Business.  Each of GECC, the Company and GEAI has withheld and paid all Taxes required to have been withheld and paid with respect to the Business in connection with any amounts paid or owing to any employee, independent contractor, creditor or other third party.  Neither the IRS nor any other Governmental Authority responsible for the imposition or collection of any Tax has asserted or, to the Knowledge of GECC and GEAI, is threatening to assert, against the Company or GEAI any deficiency or claim for additional Taxes with respect to the Business.  At all times since its formation, the Company has been classified for U.S. federal income tax purposes as a disregarded entity, and is so classified at the time of the Closing.  Neither the Company nor GEAI has waived any statute of limitations in respect of Taxes in connection with the Business or agreed to any extension of time with respect to a Tax assessment or deficiency in connection with the Business.  All sales Taxes and property Taxes owed with respect to the Business have been paid to the appropriate Governmental Authority.

Section 4.8.           Employee Matters.

(a)           Except as set forth on Schedule 4.8(a), neither the Company nor GEAI has, nor has it had since July 1, 2008, any union employees employed with the Company or GEAI, as applicable, and, to the Knowledge of GECC and GEAI, (i) no union organization campaign is in progress with respect to any of the employees of the Company or GEAI, and (ii) no union representation proceeding exists respecting the employees of the Company or GEAI.  There is no labor strike, dispute, slowdown or work stoppage or lockout pending or, to the Knowledge of GECC and GEAI, threatened against the Company or GEAI and, since July 1, 2008, there has been no such labor strike, dispute, slowdown or work stoppage or lockout.

(b)           Except as set forth on Schedule 4.8(b), each employee of the Company and GEAI is an employee-at-will who may (subject only to the requirements, if any, under applicable Law) be terminated at any time.  Schedule 4.8(b) sets forth each written agreement between the Company or GEAI and any employee of the Company or GEAI concerning the employment or compensation of, or containing any restriction on competition or disclosure of confidential information by, such employee.  No former employee who performed any services for the Company or GEAI, as applicable, or with respect to the Business on or after July 1, 2008, has filed, or to the Knowledge of GECC and GEAI, threatened to file, any suit or claim alleging wrongful termination.

Section 4.9.           Employee Benefit Plans.

(a)           Schedule 4.9(a) sets forth a list, as of the date hereof, of (i) all material “employee benefit plans” within the meaning of Section 3(3) of ERISA, (ii) all material bonus, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock and stock option plans, (iii) all employment or severance contracts, and (iv) all health and medical insurance plans, life insurance and disability insurance plans, in each case pursuant to which the Company, GEAI or any of their Affiliates has an obligation with respect to any employees of the Business, other than governmental plans or arrangements (the plans, programs, agreements and contracts described in clauses (i)-(iv) above are hereinafter referred to as the “Employee Benefit Plans”).  Each Employee Benefit Plan (and each related trust, insurance contract or fund) has been operated in all material respects in accordance with the material terms of such Employee Benefit Plan and complies in all material respects with applicable Law, including the applicable requirements of ERISA and the Code.  Since July 1, 2008, no event has occurred or, to the Knowledge of GECC and GEAI, has been threatened with respect to any Employee Benefit Plan that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)           Except as set forth on Schedule 4.9(b), neither the Company nor GEAI nor any of their ERISA Affiliates currently has, nor, since July 1, 2008, had, any material unpaid obligation or material unpaid liability with respect to any “defined benefit plan” as such term is defined in Section 3(35) of ERISA or to any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(c)           Neither the Company nor GEAI has received written notice from the IRS, U.S. Department of Labor or other Governmental Authority that any Employee Benefit Plan is under audit or investigation by the IRS, U.S. Department of Labor or other Governmental Authority, nor, to the Knowledge of GECC and GEAI, has any such audit or investigation been threatened.

(d)           GEAI has paid and discharged promptly when due all material liabilities and obligations arising under ERISA or the Code under an Employee Benefit Plan of a character which if unpaid or unperformed would result in the imposition of an Encumbrance or any other material claim against any of the assets of the Business or the Company.

(e)           Except as described on Schedule 4.9(e) or as otherwise contemplated by the Employee Matters Exhibit and other than if caused by the actions of the Purchaser or its Affiliates, the transactions contemplated by this Agreement in and of itself will not:  (i) entitle any current employee of the Company or GEAI performing services for the Business to severance pay, unemployment compensation or similar payment from the Purchaser; or (ii) accelerate the time of payment or vesting, or increase the amount, of any compensation theretofore or thereafter due or granted to any current employee of the Company or GEAI performing services for the Business.

(f)           There has not been in respect of the Company or GEAI any plant closing or mass layoff of employees as those terms are defined in the Worker Adjustment Retraining and Notification (“WARN”) Act of 1988, as amended, or any similar state or local law or regulation within the one hundred twenty (120) days prior to the Closing Date.

(g)          The representations and warranties contained in this Section 4.9 and in the Employee Matters Exhibit attached hereto as Exhibit A are the only representations and warranties being made with respect to Employee Benefit Plans.

Section 4.10.         Intellectual Property.

(a)           Schedule 4.10(a) sets forth a true, complete, and accurate list of all Registered Proprietary Company Intellectual Property Rights, including the record owner of such Registered Proprietary Company Intellectual Property Rights and the jurisdictions in which each of the Registered Proprietary Company Intellectual Property Rights has been issued or registered or in which any such application for issuance or registration has been filed.

(b)           Subject to Section 4.10(j) and the Knowledge qualification contained therein, and except as set forth on Schedule 4.10(b), the Company or GEAI or any of their Affiliates owns, or has acquired the necessary licenses or authorization to use, all Company Intellectual Property Rights and all Intellectual Property Rights licensed to the Company under the Intellectual Property Cross-License Agreement.  Except as set forth in Schedule 4.10(b), each Company Intellectual Property Right that is purported to be owned by the Company or GEAI or any of their Affiliates is owned by the Company or GEAI or any of their Affiliates and is free and clear of any Encumbrances other than Permitted Encumbrances, non-exclusive licenses granted to customers, end-users, and vendors under agreements granted in the ordinary course of business, options to license, and covenants not to asset claims of infringement.

(c)           Except as set forth in Schedule 4.10(c), neither GECC nor GEAI has Knowledge of any facts or circumstances that would render any Registered Proprietary Company Intellectual Property Right invalid or unenforceable.  Neither the Company, GEAI, nor any of their Affiliates has misrepresented, or failed to disclose, any material facts or circumstances in any application for any Registered Proprietary Company Intellectual Property Right that constitutes fraud with respect to such application.

(d)           Except as set forth in Schedule 4.10(d) and subject to Section 4.10(j) and the Knowledge qualification contained therein, no Company Proprietary Intellectual Property Right is subject to any proceeding or order (excluding any proceeding before the U.S. Patent & Trademark Office or equivalent authority anywhere in the world in connection with the prosecution of Patents included in the Company Proprietary Intellectual Property Rights) that restricts or conditions the use, transfer or licensing thereof by the Company or GEAI or any of their Affiliates or which would reasonably be expected to affect in any material respect the validity, use or enforceability of such Company Proprietary Intellectual Property Rights.

(e)           Except as set forth in Schedule 4.10(e), in each case in which the Company, GEAI or any of their Affiliates acquired ownership of any Company Proprietary Intellectual Property Rights from any Person, the Company, GEAI or such Affiliate has obtained a written assignment that, to the Knowledge of GECC and GEAI, is valid, enforceable, and sufficient to transfer all such Company Proprietary Intellectual Property Rights to the Company, GEAI or such Affiliate.

(f)           Subject to Section 4.10(j) and the Knowledge qualification contained therein, the Company Intellectual Property Rights and the rights to be granted pursuant to the Intellectual Property Cross-License Agreement and services identified in the Transition Services Agreement constitute all Intellectual Property Rights (excluding the GECC Name and GECC Marks) in use by, and necessary to the operation of, the Business in all respects as conducted on the date of this Agreement and as has been conducted since July 1, 2008.

(g)           Except as set forth in Schedule 4.10(g) and subject to Section 4.10(j) and the Knowledge qualification contained therein, all Registered Proprietary Company Intellectual Property Rights are transferable, alienable or licensable to the Purchaser by the Company or GEAI or their Affiliates, as applicable, without restriction, other than Permitted Encumbrances, non-exclusive licenses granted to customers, end-users, and vendors under agreements granted in the ordinary course of business, options to license, and covenants not to asset claims of infringement, and without payment of any kind to any third party.

(h)           Except as set forth on Schedule 4.10(h), to the Knowledge of GECC and GEAI, each item of Registered Proprietary Company Intellectual Property Rights is valid and subsisting, all registration, maintenance and renewal fees due for payment as of the Closing Date in connection with such Registered Proprietary Company Intellectual Property Rights have been paid by their final due date, and all necessary documents and certificates in connection with such Registered Proprietary Company Intellectual Property Rights have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Registered Proprietary Company Intellectual Property Rights.

(i)           Except as set forth in Schedule 4.10(i) and subject to Section 4.10(j) and the Knowledge qualification contained therein, to the Knowledge of GECC and GEAI, no third party has any rights to any Company Intellectual Property Rights (other than non-exclusive license rights and rights granted by the Company or GEAI or any of their Affiliates to Customers or end users, where such rights have been granted under standard end-user agreements in the ordinary course of business).

(j)           Except as set forth in Schedule 4.10(j), neither GECC, the Company nor GEAI nor any of their Affiliates has received, at any time since July 1, 2008, and, to their Knowledge, neither the Company, GEAI, nor any of their Affiliates is aware of any facts that indicate a likelihood of receiving, written notice from any Person claiming that the operation of the Business or any act, product, technology or service of the Company or GEAI or any of their Affiliates infringes, misappropriates or dilutes any Intellectual Property Right of any Person.

(k)           Except as set forth in Schedule 4.10(k), to the Knowledge of GECC and GEAI, no Person is infringing, misappropriating, or diluting any Company Intellectual Property Rights.

(l)            To the Knowledge of GECC and GEAI and excluding the Company Intellectual Property Rights, it is not necessary for the Company to utilize any inventions of any of its or any of its Affiliates’ current employees made prior to their employment by the Company or any Affiliate to operate the Business as conducted on the date of this Agreement.

(m)          Except as set forth on Schedule 4.10(m), no current or, to the Knowledge of GECC and GEAI, former employee or consultant of the Company or GEAI or their Affiliates has a right, title or interest in any Company Proprietary Intellectual Property Rights except any such rights that do not materially impair the ability of the Company to operate the Business as conducted on the date of this Agreement.  To the Knowledge of GECC and GEAI, no such employee or consultant is in default or breach of any material term of any employment agreement, non-disclosure agreement, assignment of invention agreement, or similar agreement relating to the protection, ownership, or use of the Company Proprietary Intellectual Property Rights.

(n)           With respect to the Software included in the Company Intellectual Property Rights, (i) neither GECC, GEAI, nor any of their Affiliates has Knowledge of any material defects in such Software, including any material error or omission in the processing of any transactions other than defects which have been corrected, and (ii) to the Knowledge of GECC and GEAI, no such Software disrupts, disables, or otherwise impairs in a material manner the functioning of any Software in connection with the current use of such Software by GEAI or any of its Affiliates.  During the twelve (12) months prior to the date hereof, (i) to the Knowledge of GECC and GEAI, there have been no material security breaches in the information technology systems of the GEAI or any of their Affiliates, and (ii) there have been no disruptions in the information technology systems of the GEAI or any of their Affiliates that have adversely affected the Business in any material respect.

(o)           To the Knowledge of GECC and GEAI, and except as set forth on Schedule 4.10(o), no open source software has been used in the creation of the Company Software included in the Company Proprietary Intellectual Property Rights in a manner that would obligate GECC or GEAI or any of its Affiliates to disclose to any third party the source code for such Company Software, and all Software licensed under an open source licensing model has been used in compliance with the terms of the applicable licensing agreement.

(p)           Each of the Company and GEAI and their Affiliates has taken commercially reasonable steps to protect and preserve the confidentiality of trade secrets and source code included in any Company Proprietary Intellectual Property Rights and any Company Licensed Intellectual Property Rights licensed to the Company, GEAI or their Affiliates under a written agreement having a confidentiality obligation.  To the Knowledge of GECC and GEAI, no employee of the Company or GEAI or their Affiliates is in violation or breach of any term of any written agreements entered into by Company, GEAI or their Affiliates and relating to protection of know how and/or trade secrets included in the Company Intellectual Property Rights in a manner that would impair the value of such Company Intellectual Property Rights in any material respect.

(q)           Except as set forth in Schedule 4.10(q), in the two years prior to the Closing, neither GEAI nor any of its Affiliates has granted an exclusive license to a third party under the Company Proprietary Intellectual Property Rights and no Company Licensed Intellectual Property Rights have been granted to GEAI nor any of its Affiliates on an  exclusive basis from a third party.

Section 4.11.         Contracts.

(a)           Schedule 4.11(a) lists all contracts, agreements, leases, commitments, instruments, or licenses, whether written or oral, to which the Company, GEAI, GECC or any of GECC’s other subsidiaries is a party or is otherwise bound and which relate to the Business or the operation or conduct thereof, of the type described below (collectively, “Contracts”) (other than the employment agreements set forth on Schedule 4.8 and the real property leases set forth on Schedule 4.17):

(i)            any collective bargaining agreement or other contract with any labor organization, union or association;

(ii)           agreements that would, after giving effect to the transactions contemplated hereby, prohibit or materially limit the ability of the Business to compete in any line of business activity or with any Person;

(iii)          any agreement under which the Company or GEAI is a lessor or sublessor of, or makes available for use to any Person, any assets of the Business, which provides for payments in excess of $25,000 per year;

(iv)          any agreement for the lease of any machinery, equipment, vehicle or other tangible personal property owned by any Person and such lease, sublease or similar agreement provides for annual payments in excess of $25,000 by the Business or to the Business;

(v)           any license, option, covenant not to assert a claim of infringement, or other agreement to which Company, GEAI, or any of their Affiliates is a party, relating in whole or in part to the Company Proprietary Intellectual Property Rights, other than non-exclusive license agreements granted to customers, end-users, and vendors by the Company or GEAI or any of their Affiliates in the ordinary course of business, which provides for annual payments in excess of $25,000 and that is not terminable without payment or penalty upon no more than ninety (90) days’ notice;

(vi)          other than with respect to intercompany loans that will be repaid on or prior to Closing, any agreement under which the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness of the Business to, any Person, in each case, in excess of $25,000;

(vii)         any agreement under which the Company or GEAI or the Business has, directly or indirectly, guaranteed Indebtedness of any other Person, in excess of $25,000;

(viii)        any agreement under which the Company or GEAI or the Business has, directly or indirectly, made any material advance, loan or extension of credit (other than trade credit in the ordinary course of business that is reflected in the Interim Financial Statements or incurred in the ordinary course of business since the date of the Interim Financial Statements, solely to the extent that such trade credit is at such levels or in such amounts as shall be substantially consistent with past practices) to any Person, in excess of $25,000;

(ix)          any agreement granting an Encumbrance upon any of the assets of the Business which secures Indebtedness in excess of $25,000 or guarantees performance of services in excess of $25,000;

(x)           any agreement (including a purchase order) involving payment of more than $50,000 or extending for a term of more than one hundred and eighty (180) days from the date of this Agreement (unless terminable without payment or penalty upon no more than thirty (30) days’ notice);

(xi)          any pending agreement for the transfer or sale of any assets of the Business in exchange for the payment or transfer of value or other consideration in excess of $25,000 (other than any pending agreement for the sale of any asset by the Business in the ordinary course of business);

(xii)         any material agreement with any Governmental Authority;

(xiii)        any agreement for any joint venture, partnership or similar arrangement that is not terminable by the Company or GEAI on less than thirty (30) days’ notice;

(xiv)        any agreements with Customers which purchased $100,000 or more of goods and/or services from July 1, 2008 through November 30, 2009;

(xv)         any agreements with Suppliers which sold $100,000 or more of goods and/or services from July 1, 2008 through November 30, 2009;

(xvi)        any stock purchase agreements, asset purchase agreements or other acquisition or divestiture agreements entered into by the Company or GEAI since July 1, 2008 (other than agreements relating to the sale of assets by the Business in the ordinary course of business); and

(xvii)       any agreements that are material to the Business taken as a whole and which are not otherwise required to be included on Schedule 4.11(a) by clauses (i) through (xvi) above.

(b)           Except as disclosed on Schedule 4.11(b), since July 1, 2008, none of the other parties to any Contracts identified on Schedule 4.11(a) has given written notice to GECC or GEAI or the Company, or any of their Affiliates, as applicable, (i) that it is terminating, or intends to terminate, any Contract; (ii) that it intends to breach or not perform any of its material obligations under a Contract; or (iii) that it is not renewing any Contract, in each of the cases in clauses (i) through (iii) above, whether as a result of transactions contemplated hereby or by the Transaction Documents or otherwise.  Except as set forth on Schedule 4.11(a), no material amendments to any Contracts are currently being negotiated or discussed.

(c)           Except as disclosed on Schedule 4.11(c), since July 1, 2008, neither GECC, GEAI, the Company, nor any of their respective Affiliates, has received written notice that it is in, or given written notice of any, material default, or claimed, purported or alleged material default, on the part of any party in the performance of any of the Contracts identified on Schedule 4.11(a), and such material default is unresolved and existing as of the date hereof.

(d)           True, complete and correct copies of all written Contracts (and summaries of oral contracts) identified on Schedule 4.11(a), including any amendments thereto, have been made available to the Purchaser by GECC, GEAI or the Company.

Section 4.12.         Accounts Receivable.

(a)           Schedule 4.12(a) sets forth an aging, by account debtor, of the Accounts Receivable of the Business as of November 27, 2009.

(b)           Except as set forth on Schedule 4.12(b), all of such Accounts Receivable have arisen from bona fide transactions in the ordinary course of the Business.  Since July 1, 2008, neither GEAI nor the Company has changed its accounting policies with respect to the Accounts Receivable of the Business.

Section 4.13.         Brokers’ and Finders’ Fees.  No Person is or will be entitled to a broker’s, finder’s, investment banker’s, financial adviser’s or similar fee from the Company, GEAI or GECC, or any of their Affiliates, in connection with this Agreement or any of the transactions contemplated hereby.

Section 4.14.         Environmental Matters.  The operation and conduct of the Business are in compliance in all respects with all Environmental Laws, except where any failure to comply would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  No administrative or judicial proceeding is pending or, to the Knowledge of GECC and GEAI, threatened, that alleges a failure to comply with any Environmental Laws in connection with the operation and conduct of the Business.  Each of the Company and GEAI has all Permits required under all applicable Environmental Laws to operate the Business lawfully, except where any failure to have any Permit would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  To the Knowledge of GECC and GEAI, none of the Leased Real Property has ever been used to generate, manufacture, refine, transport, treat, store, handle, dispose of, transfer or process Regulated Substances except in the ordinary course of business in compliance with Environmental Laws, except where non-compliance would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  There have been no Regulated Substances generated, transported or disposed of by the Company or GEAI with respect to the operation of the Business except in the ordinary course of business in material compliance with Environmental Laws.  Neither the Company nor GEAI nor any of their Affiliates has received in writing any enforcement notices under Environmental Laws with respect to the Business since July 1, 2008.  The representations and warranties contained in this Section 4.14 are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws related to the Business.

Section 4.15.         Compliance with Laws.  Except as disclosed on Schedule 4.15(a), since July 1, 2008, the Business has been conducted in accordance with all Laws applicable to the Business and the properties, assets and operations of the Business, except for violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except as set forth on Schedule 4.15(b), since July 1, 2008, neither GECC nor GEAI nor the Company, nor any of their respective Affiliates, has received any written notification from any Governmental Authority of any alleged violation by the Business of any material Laws.

Section 4.16.         Insurance.  The Company and/or GEAI maintain insurance policies that the Company and GEAI believe to be reasonable and appropriate covering the Business.  Schedule 4.16 lists all insurance policies currently in effect with respect to the Business.  Schedule 4.16 lists, for each such policy, the name of the carrier, the policy number, the policy period, the basic coverage afforded and the amount of coverage.  Except as otherwise noted on Schedule 4.16, all such insurance policies provide occurrence coverage.

Section 4.17.         Real Property.

(a)           Neither the Company nor GEAI owns fee simple title to any real property.  No real property owned in fee simple by any Affiliate of the Company or GEAI is primarily used in the operation or conduct of the Business.

(b)           Schedule 4.17 contains a true and correct list of each parcel of real property leased or subleased by the Company or GEAI or any of their Affiliates and used in the operation or conduct of the Business as presently conducted (the “Leased Real Property”) and includes the parties to such lease or sublease and any amendments thereto.

(c)           The Company or GEAI, as applicable, has valid leasehold interests in all Leased Real Property and the Company or GEAI is in possession of each parcel of Leased Real Property.

(d)           The Company or GEAI has a valid and subsisting leasehold estate in and the right to quiet enjoyment of the Leased Real Property.  Each lease referred to in paragraph (b) above is a legal, valid and binding agreement, enforceable in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, and neither the Company nor GEAI has received written notice from any lessor of any default (or any condition or event that, after notice or lapse of time or both, would constitute a default) thereunder.  Neither the Company nor GEAI owes any brokerage commissions with respect to any such Leased Real Property (including any contingent obligation in respect of future lease extensions).

(e)           GECC has made available to the Purchaser true and complete copies of all leases (including any amendments and renewal letters) relating to a parcel of Leased Real Property.

Section 4.18.         Related Party Contracts.  Except as set forth on Schedule 4.18, no contracts or agreements have been entered into since July 1, 2008 between the Company or GEAI, on the one hand, and any director, officer or employee (other than in his or her capacity as an employee) of (a) the Company, (b) GEAI or (c) any of their respective Affiliates, on the other hand.

Section 4.19.         Customers and Suppliers.

(a)           Schedule 4.19(a)(i) lists all Customers which purchased $100,000 or more of goods and services from the Business from July 1, 2008 through November 30, 2009; (ii) sets forth the total dollar amount of sales to each such Customer from July 1, 2008 through November 30, 2009; and (iii) lists all former customers of the Business that terminated their contract or agreement with the Business or ceased transacting business with the Business from July 1, 2008 through November 30, 2009.

(b)           Schedule 4.19(b)(i) lists all Suppliers, and groups of related Suppliers, which sold $100,000 or more of goods and services to the Business from July 1, 2008 through November 30, 2009; (ii) sets forth the total dollar volume of purchases by the Business from each such Supplier from July 1, 2008 through November 30, 2009; and (iii) lists all former suppliers of the Business that terminated their contract or agreement with the Business or ceased transacting business with the Business from July 1, 2008 through November 30, 2009.

Section 4.20.         Undisclosed Liabilities.  Except as set forth on Schedule 4.20 or as reflected in the Financial Statements, there are no liabilities of the Business or the Company or GEAI of any kind or nature whatsoever, whether known or unknown, absolute, accrued, contingent or otherwise, or whether due or to become due, of a nature required to be disclosed in a balance sheet prepared in accordance with GAAP, other than liabilities incurred in the ordinary course of business and consistent with past practices since November 30, 2009.

Section 4.21.         No Consents.  Except as set forth on Schedule 4.21, no material notice to, material filing with, or material authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance by the Company or GEAI of this Agreement or the other Transaction Documents to which the Company or GEAI is a party, or the consummation of the transactions contemplated hereby or thereby, except for any such consents or approvals that already have been obtained on or prior to the date hereof.

Section 4.22.         Inventory.  Except as set forth on Schedule 4.22, the raw materials and finished goods inventory of the Business to the extent reflected on the Interim Financial Statements net of reserves are usable or saleable in the ordinary course of business of the Business and are recorded on the books of GEAI and the Company at the lower of cost or market value in accordance with GAAP; provided however, nothing in this Section 4.22 shall be deemed to constitute a representation, warranty or guarantee of the timing or prospects of the sale of any such raw materials or finished goods inventory.

Section 4.23.         Restrictive Agreements.  Except as set forth on Schedule 4.23, neither the Company nor GEAI is a party to any agreement or contract, commitment or arrangement, written or oral, by which any such Person or any of its properties or assets is bound or affected, (a) to loan money or extend credit in excess of $25,000 (other than trade credit in the ordinary course of business, solely to the extent that such trade credit is at such levels or in such amounts as shall be substantially consistent with past practices) to or guarantee the Indebtedness of any other Person (other than guarantees by way of endorsement of negotiable instruments in the ordinary course of business); (b) which involves any joint venture, partnership or other arrangement involving sharing of profits of the Business with any Person (other than with GECC and its Affiliates); or (c) which would restrict the Company from carrying on the Business anywhere in the world.

Section 4.24.         Bank Accounts.  Schedule 4.24 hereto sets forth a true, correct and complete list of the names and addresses of all banks and other financial institutions in which the Company or GEAI or the Business maintains an account, together with the names of all persons authorized to draw on these accounts.

Section 4.25.         Rights and Assets Sufficient.  On the Closing Date, the properties and assets owned by, leased or licensed to or otherwise freely available in the public domain for use by the Business, and taking into account the transactions and licenses contemplated by the Transaction Documents, constitute all rights, properties and assets necessary for the operation of the Business in all material respects as it is conducted on the date of this Agreement (other than the Excluded Contracts); provided, however, nothing in this Section 4.25 shall be deemed to constitute a representation or warranty as to the adequacy of the amounts of cash or Working Capital (or the availability of the same) or a representation or warranty that the assets owned by, leased or licensed to or available for use by the Business do not infringe upon, dilute or misappropriate any right of any Person or constitute unfair competition or trade practices under the laws of any jurisdiction.

Section 4.26.         Privacy.  Each of the Company and GEAI complies with applicable Laws, as well as its own rules, policies, and procedures, relating to privacy, data protection, and the collection and use of personal information collected, used, or held for use by the Company, GEAI and their Affiliates in the conduct of the Business.  During the twelve (12) months prior to the date hereof, no claims have been asserted or threatened against the Company or GEAI or any of their Affiliates alleging a violation of any Person’s privacy or personal information or data rights in any manner which, if proven or established, would, individually or in the aggregate, result in a Material Adverse Effect.  The consummation of the transactions contemplated hereby will not breach or otherwise cause any violation of any Law or rule, policy, or procedure related to privacy, data protection, or the collection and use of personal information collected, used, or held for use by the Company or GEAI or their Affiliates in the operation of the Business.

Section 4.27.         Foreign Corrupt Practices Act.  Since July 1, 2008, each of the Company and GEAI (including any of their respective directors, agents, distributors, employees or other Persons authorized to act on their behalf) has not, directly or indirectly, taken any action in material violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder or any similar anti-corruption or anti-bribery Law applicable to the Company or GEAI or the Business (as in effect at the time of such action), and, to the Knowledge of GECC and GEAI, none of them has (a) made political contributions, (b) made or authorized any payment to foreign or domestic government officials or employees in their individual capacities for the purpose of affecting their action or the action of the Governmental Authority they represent to obtain special concessions, or (c) made or authorized any bribe, rebate, payoff, influence payment, kickback or other similar payment, directly or indirectly, to obtain or retain business, in each case to the extent related to the Business and in each case, that is unlawful in any material respect.

Section 4.28.    NO OTHER REPRESENTATIONS OR WARRANTIES.  EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, AS THE SAME MAY BE MODIFIED, SUPPLEMENTED OR AMENDED FROM TIME TO TIME, OR IN ANY ANNEXES, SCHEDULES, OR EXHIBITS HERETO OR THERETO, NONE OF THE COMPANY, GEAI OR GECC OR ANY OF ITS AFFILIATES MAKES ANY REPRESENTATIONS OR WARRANTIES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS.

ARTICLE V.
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Purchaser represents and warrants to GECC as follows:

Section 5.1.           Organization.  The Purchaser is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease its property and assets and to carry on its business as presently conducted.

Section 5.2.           Authorization.  The Purchaser has the corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder, all of which have been duly authorized by all requisite corporate action on the part of the Purchaser.  This Agreement and the other Transaction Documents to which the Purchaser is a party have been duly authorized, executed and delivered by the Purchaser and constitute valid and binding agreements of the Purchaser, enforceable against the Purchaser in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general principles of equity.

Section 5.3.           Non-Contravention.  Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Purchaser is a party, nor the performance by the Purchaser of its obligations hereunder or thereunder, will:  (a) contravene any provision contained in the Purchaser’s Organizational Documents; or (b) provided that any filings, authorizations, registrations, consents and approvals described in Section 5.4 have been made or obtained, violate or result in a material breach (with or without the lapse of time, the giving of notice or both) of or constitute a material default under (i) any note, bond, mortgage, indenture, contract, lease, license, permit, franchise or other instrument or obligation to which the Purchaser is a party or (ii) any material judgment, order, decree, law, rule or regulation or other restriction of any Governmental Authority, in each case to which the Purchaser is a party or by which it is bound or to which any of its assets or properties are subject, except in the case of clause (b), for such violations, breaches or defaults which, individually or in the aggregate, would not result in a material adverse effect on the Purchaser.

Section 5.4.           No Consents.  No material notice to, material filing with, or material authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or the other Transaction Documents to which the Purchaser is a party, or the consummation of the transactions contemplated hereby or thereby, except for any such consents or approvals that already have been obtained on or prior to the date hereof.

Section 5.5.           Litigation.  There are no lawsuits, arbitrations, actions, proceedings, claims, orders or investigations by or before any Governmental Authority or any other Person pending or, to the knowledge of the Purchaser, threatened, against the Purchaser, seeking to enjoin the transactions contemplated hereby or by any of the other Transaction Documents.

Section 5.6.           Brokers’ and Finders’ Fees.  The Purchaser has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the transactions contemplated hereby, except for those payable to Cowen and Company, LLC.

Section 5.7.            Investment Intention.  The Purchaser is an “accredited investor” as defined in Rule 501(a) under the Securities Act, and the Purchaser is acquiring the Membership Interests solely for its own account for investment and not with a view to the resale or distribution of any part thereof in any transaction or series of transactions that would be in violation of the securities laws of the United States or any state thereof.  The Purchaser understands that the offer and sale by GECC of the Membership Interests being acquired by the Purchaser hereunder has not been registered under the Securities Act by reason of its contemplated issuance in a transaction exempt from the registration and prospectus delivery requirements of the Securities Act, and that the reliance of GECC on such exemptions from registration is predicated, in part, on these representations of the Purchaser.

ARTICLE VI.
COVENANTS AND AGREEMENTS

Section 6.1.           Transfer Taxes.  All excise, sales, use, transfer (including real property transfer or gains), stamp, documentary, filing, recordation and other similar Taxes, together with interest, additions or penalties with respect thereto resulting directly from the transaction contemplated by the Agreement, shall be equally borne and paid by the Purchaser on the one hand and GECC on the other hand.  Any Tax returns required to be filed in connection with transfer Taxes shall be prepared and filed when due by the party primarily or customarily responsible under the applicable law for filing such Tax returns.  The party filing any such transfer Tax return shall provide the other relevant party with a copy of such return no later than ten (10) days prior to such filing.

Section 6.2.           Tax Matters.

(a)           Pre-Closing Tax Periods.  GECC shall prepare and file (or cause to be filed) all Tax Returns (and other required documents in connection therewith) of the Company and GEAI required to be filed with respect to the Business for all tax periods ending on or prior to the Closing Date.  GECC shall be responsible for the conduct of all federal, state and local tax examinations relating to the Tax Returns referred to in the preceding sentence.  GECC shall be liable for and pay all Taxes due in respect of such Tax Returns, except to the extent such Taxes are reflected as a liability in the Closing Statement.

(b)           Straddle Periods.  The Purchaser shall prepare and file all Tax Returns of the Company and the Business for all taxable periods ending after the Closing Date and, except as provided in the following sentence, shall be liable for and pay all Taxes with respect to such Tax Returns.  GECC shall be liable for and pay all Taxes due in respect of the portion through the end of the Closing Date of any Tax period that includes (but does not end on) the Closing Date (each such Tax period hereinafter is referred to as a “Straddle Period”), except to the extent such Taxes are reflected as a liability in the Closing Statement.  In the case of any Straddle Period, the amount of any Taxes based on or measured by gross income or receipts of the Company or the Business for the period ending on the Closing Date shall be determined based on an interim closing of the books as of the Closing Date and the amount of other Taxes of the Company and the Business shall be deemed to be the amount of such Tax for the entire Straddle Period multiplied by a fraction the numerator of which is the number of days from the beginning of the Straddle Period through and including the Closing Date and the denominator of which is the number of days in such Straddle Period.

(c)           Purchase Price Allocation.  As soon as practicable after the Closing Date, the Purchaser shall prepare and deliver to GECC an allocation of the Purchase Price (plus assumed liabilities, to the extent properly taken into account under Section 1060 of the Code) among the assets of the Company in accordance with Section 1060 of the Code and the U.S. Treasury Regulations promulgated thereunder.  If GECC objects to such allocation, GECC shall provide notice of such objection to the Purchaser within thirty (30) days of receiving the allocation from the Purchaser, and GECC and the Purchaser shall attempt to reach agreement on a revised allocation within sixty (60) days of the Purchaser’s receipt of such notice of objection.  If GECC and the Purchaser reach an agreement on a revised allocation (or if GECC fails to provide a timely notice of objection to the allocation provided by the Purchaser), then GECC and the Purchaser agree to file all Tax Returns (including IRS Form 8594 or any successor form) in a manner consistent with the allocation provided by the Purchaser (adjusted as necessary to reflect any revisions agreed to by the Purchaser and GECC) and agree not to take any position before any taxing authority that is inconsistent with such allocation.  If GECC and the Purchaser shall not have agreed to a revised allocation by the sixtieth (60) day following the Purchaser’s receipt of a notice of objection from GECC, then GECC and the Purchaser shall have no further obligations pursuant to this Section 6.2(c), and each of GECC and the Purchaser shall make its own determination of the allocation of the Purchase Price.

(d)           Cooperation on Tax Matters.  The Purchaser and GECC agree to cooperate, as and to the extent reasonably requested by the other Party, in connection with (i) the preparation and filing of any Tax Return relating to the Business, and (ii) any examination, audit or other proceeding by a Governmental Authority with respect to any such Tax Return.  In the case of any such examination, audit or other proceeding, such cooperation shall include the provision of records and information which are reasonably relevant to such examination, audit or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.  The Purchaser agrees (i) to retain all books and records with respect to Tax matters pertinent to the Business relating to any Taxable period beginning before the Closing Date until the expiration of the applicable statute of limitations, and (ii) to give GECC reasonable written notice prior to transferring, destroying or discarding any such books and records and, if GECC so requests, the Purchaser shall allow GECC to take possession of such books and records.

Section 6.3.           Non-Competition.  The Parties acknowledge and agree that certain non-competition covenants are set forth in Exhibit F hereto (the “Noncompete Exhibit”), and each Party agrees to the terms and provisions set forth therein.

Section 6.4.           Confidentiality.

(a)           GECC, GEAI and each of their Affiliates (the “GE Parties”) shall, and shall cause each of their respective directors, managers, officers, employees, agents, advisors and representatives (collectively, “GE Representatives”) to, maintain in confidence and not, directly or indirectly, use, disseminate, disclose or publish, or use for such Person’s benefit or the benefit of any other Person, any confidential, non-public or proprietary information of or relating to the Company or the Business (collectively, the “Business Confidential Information”), including in connection with any businesses or activities that may be permitted pursuant to the terms of the Noncompete Exhibit, or deliver or disclose to any Person any document, record, notebook, computer program or similar repository of or containing any such Business Confidential Information; provided, however, that the Business Confidential Information may be disclosed to, and used by, GE Parties and GE Representatives who need to know such Business Confidential Information for purposes permitted by this Agreement or the Transaction Documents or to perform obligations of the GE Parties under this Agreement or the Transaction Documents or to pursue or enforce rights or remedies under this Agreement or the Transaction Documents.  Each of GECC and GEAI acknowledges the importance of the Business Confidential Information and the damage that could result to the Company and/or to the Purchaser if any of the Business Confidential Information is used or disclosed except as authorized by this Agreement or the Transaction Documents.  Notwithstanding this Section 6.4(a), in the event any of the GE Parties or any GE Representatives are requested or required (by oral questions, interrogatories, depositions, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the Business Confidential Information, the GE Parties or any of the GE Representatives, as the case may be, agree to (i) promptly notify the Purchaser of the existence and material terms and circumstances surrounding such request and (ii) reasonably assist the Purchaser, at the Purchaser’s request and expense, in opposing, limiting or otherwise responding to such process.  The term “Business Confidential Information” does not include information that (A) is or becomes generally available to the public other than as a result of a disclosure by a GE Party or a GE Representative in violation of this Section 6.4(a), (B) was or is available to a GE Party or GE Representative on a non-confidential basis from a source other than a GE Party or GE Representative or the Purchaser or its Affiliates or (C) has been or is independently developed by a GE Party or a GE Representative without the use of the Business Confidential Information or in violation of this Section 6.4(a).

(b)           The Purchaser, the Company and each of their Affiliates (the “Purchaser Parties”) shall, and shall cause each of their respective directors, managers, officers, employees, agents, advisors and representatives (collectively, “Purchaser Representatives”) to, maintain in confidence and not, directly or indirectly, use, disseminate, disclose or publish, or use for such Person’s benefit or the benefit of any other Person, any confidential, non-public or proprietary information of the GE Parties made available to the Purchaser in connection with the transactions contemplated by this Agreement which is not Business Confidential Information (collectively, the “GE Confidential Information”), or deliver or disclose to any Person any document, record, notebook, computer program or similar repository of or containing any such GE Confidential Information; provided, however, that the GE Confidential Information may be disclosed to, and used by, Purchaser Parties and Purchaser Representatives who need to know such GE Confidential Information for purposes permitted by this Agreement or the Transaction Documents or to perform obligations of the Purchaser Parties under this Agreement or the Transaction Documents or to pursue or enforce rights or remedies under this Agreement or the Transaction Documents.  Each of the Purchaser and the Company acknowledges the importance of the GE Confidential Information and the damage that could result to the GE Parties if any of the GE Confidential Information is used or disclosed except as authorized by this Agreement or the Transaction Documents.  Notwithstanding this Section 6.4(b), in the event any of the Purchaser Parties or any Purchaser Representatives are requested or required (by oral questions, interrogatories, depositions, requests for information or documents, subpoena, civil investigative demand or similar process) to disclose all or any part of the GE Confidential Information, the Purchaser Parties or any of the Purchaser Representatives, as the case may be, agree to (i) promptly notify GECC of the existence and material terms and circumstances surrounding such request and (ii) reasonably assist GECC, at GECC’s request and expense, in opposing, limiting or otherwise responding to such process.  The term “GE Confidential Information” does not include information that (A) is or becomes generally available to the public other than as a result of a disclosure by a Purchaser Party or a Purchaser Representative in violation of this Section 6.4(b), or (B) was or is available to a Purchaser Party or Purchaser Representative on a non-confidential basis from a source other than a Purchaser Party or Purchaser Representative or the GE Parties or their Affiliates or (C) has been or is independently developed by a Purchaser Party or a Purchaser Representative without the use of the GE Confidential Information or in violation of this Section 6.4(b).

Section 6.5.          Further Assurances.  Subject to the terms and conditions provided herein, each of the Parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Transaction Documents.  In the event that at any time after the Closing Date, any further action is reasonably necessary to carry out the purposes of the Transaction Documents, then the Parties or the proper officers, managers, and/or employees thereof shall take all such action without any further consideration therefor.

Section 6.6.           Public Announcements.  Except as may be required by Law or as otherwise set forth in this Section 6.6, neither GECC or any of its Affiliates, on the one hand, nor the Purchaser or any of its Affiliates, on the other hand, shall issue any press release or otherwise publicly disclose this Agreement or the transactions contemplated by the Transaction Documents or any dealings between or among the Parties in connection with the subject matter hereof without the prior written approval of the other; provided, however, that the Purchaser and GECC hereby consent to the joint issuance, upon execution of this Agreement, of a press release disclosing the transactions contemplated by this Agreement in form and substance to be mutually agreed by the Parties.  In the event that any additional press release or other public disclosure shall be required by applicable Law, the Party required to issue such other press release or other public disclosure shall consult in good faith with the other Party with respect to the form and substance of such press release or other public disclosure and shall, to the extent practicable, allow the other Party a reasonable opportunity to comment on such press release or other public disclosure prior to the public dissemination thereof.  For the avoidance of doubt, the Parties agree that, notwithstanding (and without limiting) the foregoing, nothing herein will prohibit the Purchaser or GECC from issuing or causing publication of any press release or public announcement to the extent that such Party reasonably determines such action to be required by Law, or the regulations of any Governmental Authority (including the rules of any stock exchange or automated quotation system on which the securities of such Party may be traded or quoted), or any other self-regulatory organization, in which case the Purchaser or GECC, as applicable, will use reasonable efforts to allow the other Party reasonable time to review and, to the extent practicable, comment on such release or announcement in advance of its issuance.

Section 6.7.           Employee Matters.  The Parties acknowledge and agree that employee matters in connection with this Agreement and the transactions contemplated hereunder will be set forth in the Employee Matters Exhibit and each Party agrees to the terms and provisions set forth therein.

Section 6.8.           Rights to GECC Name and GECC Marks.

(a)           Except as otherwise provided in this Section 6.8, the Purchaser and its Affiliates (including the Company) shall cease and discontinue all uses of the GECC Name and GECC Marks immediately upon the Closing, and the Purchaser agrees that the rights of the Company to the GECC Name and the GECC Marks pursuant to the terms of any trademark agreements between GECC and its Affiliates on the one hand and the Company on the other hand shall terminate on the Closing Date.

(b)           The Purchaser shall (i) promptly, and in any event no later than thirty (30) days after the Closing Date, cease all use of any of the GECC Name and GECC Marks on or in connection with all stationery, business cards, purchase orders, lease agreements, warranties, indemnifications, invoices and other similar correspondence and other documents of a contractual nature, (ii) promptly, and in any event no later than two (2) months after the Closing Date, complete the removal of any of the GECC Name and GECC Marks from all product, services and technical information promotional brochures, and (iii) with respect to any assets of the Business bearing any of the GECC Name and GECC Marks and use their commercially reasonable efforts to relabel such assets or remove such GECC Name and GECC Marks from such assets promptly, and in any event no later than six (6) months after the Closing Date.  The Purchaser agrees that after the Closing Date the Purchaser (1) will not expressly, or by implication, do business as or represent themselves as General Electric Capital Corporation or its Affiliates and (2) with respect to any assets of the Business managed, operated or leased after the Closing Date, will represent in writing to the lessors of such assets that such assets are those of the Purchaser and not those of GECC and its Affiliates and (3) will cooperate with GECC or any of its Affiliates in terminating any contracts pursuant to which GECC or the Company license any of the GECC Name and GECC Marks to customers.

(c)           The Purchaser acknowledges and agrees that, except to the extent expressly provided in this Section 6.8, the Purchaser shall not have any rights in any of the GECC Name and GECC Marks and the Purchaser shall not contest the ownership or validity of any rights of GECC or any of its Affiliates in or to any of the GECC Name and GECC Marks.

Section 6.9.           Intellectual Property Maintenance.  Following the Closing, the Purchaser will have the sole right (but not the obligation) to file, prosecute, and maintain, at its sole cost and expense, any Patents, Trademarks, Copyrights, and Domain Names that are an item of the Company Proprietary Intellectual Property Rights.  Following the Closing, the Purchaser shall be responsible for recording the Intellectual Property Assignment Agreements with the U.S. Patent and Trademark Office and other authorities or entities as it deems appropriate, at its sole cost and expense (including attorney fees and filing fees), provided that the foregoing sentence shall in no way relieve GECC of its obligations to submit the appropriate documentation to affect the transfer of the Domain Names pursuant to the Assignment of Domain Names.  Subject to the terms and conditions provided herein, GECC shall cooperate with the Purchaser, as and to the extent reasonably requested by the Purchaser after the Closing Date, at the Purchaser’s sole cost and expense, to secure any further registration of, or to enforce, prosecute, or defend, any Patents, Trademarks, Copyrights, or Domain Names that are an item of the Company Proprietary Intellectual Property Rights and to execute assignments and any other documents, where reasonably necessary, to effect the transfer of such Patents, Trademarks, Copyrights, and Domain Names.  For the avoidance of doubt, the foregoing obligation upon GECC includes, but is not limited to, (a) assisting the Purchaser with its prosecution of Patents that are an item of the Company Proprietary Intellectual Property Rights, as the Purchaser may reasonably request after the Closing Date, by making patent counsel and inventors employed by and available to GECC as of the date of the request, reasonably available to the Purchaser at Purchaser’s expense and (b) cooperating with the Purchaser, as and to the extent reasonably requested by the Purchaser after the Closing Date, at the Purchaser’s sole cost and expense, to secure a registration of the “VERIWISE” term in the United States, Canada, and Mexico.

Section 6.10.        Transfer of Company Intellectual Property.  Subject to the terms and conditions provided by this Agreement, to the extent that the Parties become aware of any Company Intellectual Property Right that is not transferred to the Company prior to the Closing Date pursuant to this Agreement, the Intellectual Property Assignment Agreements or the Contribution and Assumption Agreements, but which should have been so transferred pursuant to this Agreement, the Intellectual Property Assignment Agreements or the Contribution and Assignment Agreements, GECC and GEAI hereby agree to, and shall cause their respective Affiliates to, at their sole expense, take all reasonably necessary steps to effectuate the transfer of such Company Intellectual Property Right to the Company promptly upon the identification of such non-transferred Company Intellectual Property Right, including taking commercially reasonable efforts to obtain any consents or approvals required for transfer of such Company Licensed Intellectual Property Rights to the Company under the terms and conditions of the relevant license agreement.  For the avoidance of doubt, GECC and GEAI shall only be required to use commercially reasonable efforts under this Section 6.10 to transfer Company Licensed Intellectual Property Rights that require consent to transfer.

Section 6.11.         Voluntary Surrender of Trademark Registrations.  GECC and GEAI shall, and shall cause their respective Affiliates to, within thirty (30) days after the Closing Date, voluntarily surrender U.S. Trademark Registration Nos. 2,900,881 and 3,077,326 and Canadian Trademark Registration No. 679210.

Section 6.12.         Post-Closing Cooperation.

(a)           For a period of two (2) years from the Closing Date, the Purchaser shall provide, and shall cause the Company to provide, the officers, employees and authorized agents of GECC, GEAI and their Affiliates with (i) reasonable assistance of applicable Company personnel and (ii) reasonable access, during normal business hours and upon reasonable prior notice, to the properties, work papers, books and records and similar materials of the Business, for the purpose of assisting GECC, GEAI and their Affiliates (x) in evaluating and/or defending any of the matters set forth on Schedule 8.2(a) or arising out of or relating to the Excluded Contracts, including requesting the presence of such persons as witnesses in hearings or trials and (y) in the accounting, closing and reporting of GEAI financial balances and legal entities; provided, however, that the Purchaser (and/or its Affiliates) shall be reimbursed by GECC for any reasonable out-of-pocket expenses incurred in connection with this Section 6.12(a).  The covenants contained in this Section 6.12(a) shall not be in lieu of or otherwise limit the indemnification obligations of the Parties pursuant to Article VIII hereof.

(b)           For a period of two (2) years from the Closing Date, GECC shall provide, and shall cause GEAI and its Affiliates to provide, the officers, employees and authorized agents of the Purchaser with (i) reasonable assistance of applicable personnel and (ii) reasonable access, during normal business hours and upon reasonable prior notice, to the properties, work papers, books and records and similar materials relating to the Business, for the purpose of assisting the Purchaser with any audits, financial reporting and other regulatory compliance required by the Business for financial periods prior to the Closing; provided, however, that GECC shall be reimbursed by the Purchaser for any reasonable out-of-pocket expenses incurred in connection with this Section 6.12(b).  The covenants contained in this Section 6.12(b) shall not be in lieu of or otherwise limit the indemnification obligations of the Parties pursuant to Article VIII hereof.

Section 6.13.        Excluded Contract Damages.  After the Closing Date, if a GE Party receives any money damages from an Excluded Contract Party directly attributable to an Excluded Contract, such GE Party promptly will pay to the Purchaser by wire transfer in immediately available funds the amount of such money damages received from the Excluded Contract Party, net of reasonable out-of-pocket expenses incurred in connection therewith (including reasonable attorneys’ fees, expenses and other costs of litigation, settlement and/or collection).

ARTICLE VII.
THE CLOSING

Section 7.1.           Deliveries by GECC and GEAI.  At the Closing, GECC and GEAI shall deliver to the Purchaser the items described in this Section 7.1.

(a)           Certificate of Secretary.  GECC shall deliver to the Purchaser a certificate of the Secretary or Assistant Secretary of GECC, dated as of the Closing Date, (i) certifying as to (a) written consent of the sole member of the Company approving this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby and (b) the Organizational Documents of GECC, GEAI and the Company (in the case of each of the certificate of incorporation of GECC and the certificate of formation of each of GEAI and the Company, certified by the Secretary of State of the State Delaware within five (5) days prior to the Closing Date); and (ii) setting forth (x) such good standing certificates of GEAI and the Company as the Purchaser shall reasonably request, including, without limitation, good standing certificates from the Secretary of State (or the equivalent thereof) of the State of Delaware and each jurisdiction in which the Business is registered to do business as a foreign company and (y) an incumbency certificate with respect to all officers of GECC and GEAI executing this Agreement, the other Transaction Documents and/or any instrument or document contemplated hereby or thereby.

(b)           Assignment of Membership Interests.  GEAI shall deliver an instrument of assignment reasonably satisfactory to the Purchaser, evidencing the transfer and assignment of the Membership Interests to the Purchaser.

(c)           Additional Agreements.  GECC shall deliver to the Purchaser the Transition Services Agreement, the Intellectual Property Assignment Agreements and the Intellectual Property Cross-License Agreement, in each case, duly executed by GECC and GEAI, as applicable.

(d)           Consents and Approvals.  GECC shall deliver evidence, reasonably acceptable to the Purchaser, that all Consents and Approvals identified on Exhibit G hereto to be obtained by GECC prior to the Closing have been obtained and will be in full force and effect as of the Closing.

(e)           Certificate of Non-Foreign Status.  GEAI shall deliver to the Purchaser a certificate dated as of the Closing Date, sworn under penalty of perjury and in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code, stating that GEAI is not a “foreign person.”

(f)           Other Documents.  GECC and GEAI shall deliver such other documents as the Purchaser may reasonably request in order to effectuate the transactions contemplated by this Agreement.

Section 7.2.          Deliveries by the Purchaser.  At the Closing, the Purchaser shall deliver to GECC the items described in this Section 7.2.

(a)           Purchase Price.  The Purchaser shall pay the Purchase Price to GECC, in accordance with Article II hereof.

(b)           Certificate of Secretary.  The Purchaser shall deliver to GECC a certificate of the Secretary or Assistant Secretary of the Purchaser, dated as of the Closing Date, (i) certifying as to (a) resolutions of the board of directors approving this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby and (b) the  Organizational Documents of the Purchaser (in the case of the certificate of incorporation of the Purchaser, certified by the Secretary of State of the State Delaware within five (5) days prior to the Closing Date); and (ii) setting forth (x) a good standing certificate of the Purchaser from the Secretary of State of the State of Delaware and (y) an incumbency certificate with respect to all officers of the Purchaser executing this Agreement, the other Transaction Documents and/or any instrument or document contemplated hereby or thereby.

(c)           Additional Agreements.  The Purchaser shall deliver to GECC the Transition Services Agreement, the Intellectual Property Assignment Agreements and the Intellectual Property Cross-License Agreement, in each case, duly executed by the Purchaser.

(d)           Other Documents.  The Purchaser shall deliver such other documents as GECC may reasonably request in order to effectuate the transactions contemplated by this Agreement.

ARTICLE VIII.
SURVIVAL OF REPRESENTATIONS AND WARRANTIES; INDEMNIFICATION

Section 8.1.           Survival of Representations and Warranties.  Except as set forth below, the representations and warranties provided for in this Agreement shall survive the date hereof and remain in full force and effect for sixteen (16) months from the date hereof for the benefit of the parties hereto and their successors and assigns; provided, however, that the representations and warranties set forth in the following sections shall survive the date hereof and remain in full force and effect for the benefit of the parties hereto and their successors and assigns, (a) in the case of Sections 3.1, 3.2, 3.5, 4.1, 4.2, 4.13, 5.1, 5.2 and 5.6 (collectively, the “Fundamental Representations”), such representations and warranties shall continue in full force and effect forever and shall not be subject to any time limitation, (b) in the case of Section 4.7 (the “Tax Representations”), such representations and warranties shall survive until the expiration of the applicable statute of limitations, (c) in the case of Section 4.9, such representations and warranties shall survive until ninety (90) calendar days after the expiration of the applicable statute of limitations; and (d) in the case of Section 4.10, such representations and warranties shall survive until the earlier of (i) ninety (90) calendar days after the expiration of the applicable statute of limitations and (ii) three (3) years from the date hereof.

Section 8.2.           Indemnification.

(a)           GECC shall indemnify and hold harmless the Purchaser and its Affiliates, officers, directors, employees, agents, representatives, successors and Permitted Assignees (the “Purchaser Indemnified Parties”), against and in respect of any and all claims, costs, expenses, damages, liabilities, losses or deficiencies (including reasonable attorneys’ and accountants’ fees, and costs and expenses reasonably incurred in investigating, preparing, defending against or prosecuting any litigation or claim, action, suit, proceeding or demand) (collectively, “Damages”) arising out of, resulting from or incurred in connection with: (i) any inaccuracy in any representation or the breach of any warranty of GECC or GEAI contained in Article III and Article IV or in the Schedules and Exhibits delivered by GECC or GEAI pursuant to this Agreement; (ii) the breach by GECC or GEAI of any covenant or agreement to be performed by it hereunder or under the Employee Matters Exhibit and the Noncompete Exhibit attached hereto; (iii) any Tax relating to the Company or the Business in respect of any Tax period ending on or before the Closing Date and, with respect to any Straddle Period, the applicable portion of such Straddle Period (as determined under Section 6.2(b)); (iv) the matters set forth on Schedule 8.2(a); (v) any breach of the Trademark Co-Existence Agreement that results from the actions of GECC, GEAI and/or any of their Affiliates (or any successors to any of the foregoing); and (vi) the failure to obtain any consents of CA, Inc. or ING UOC Plano, Inc. under the sublease listed as Item 1 on Schedule 4.17 (the “Plano Sublease”) and the related overlease (the “Plano Overlease”), as applicable, that are required as a result of the transactions contemplated by this Agreement.

(b)           The Purchaser shall indemnify and hold harmless GECC and its Affiliates, officers, directors, employees, agents, representatives and successors (the “GECC Indemnified Parties”), against and in respect of any Damages arising out of, resulting from or incurred in connection with:  (i) any inaccuracy in any representation or the breach of any warranty contained in Article V or in the Exhibits delivered by the Purchaser pursuant to this Agreement; (ii) the breach by the Purchaser of any covenant or agreement to be performed by the Purchaser hereunder or under the Employee Matters Exhibit and the Noncompete Exhibit attached hereto; (iii) any Tax relating to the Company or the Business in respect of any Tax period beginning after the Closing Date and, with respect to any Straddle Period, the applicable portion of such Straddle Period (as determined under Section 6.2(b)); and (iv) any breach of the Trademark Co-Existence Agreement that results from the actions of the Purchaser and/or its Affiliates (or any successors to any of the foregoing).

(c)           Any Person providing indemnification pursuant to the provisions of this Section 8.2 is hereinafter referred to as an “Indemnifying Party” and any Person entitled to be indemnified pursuant to the provisions of this Section 8.2 is sometimes hereinafter referred to as an “Indemnified Party.”

(d)           The indemnification obligations of GECC set forth in Section 8.2(a)(i) (other than the indemnification obligations for breaches of Fundamental Representations, breaches of Tax Representations and breaches of any representations and warranties set forth in Sections 3.4 and 4.21 and (only with respect to the Plano Sublease) Sections 4.17(c) and 4.17(d), or in the case of fraudulent conduct on the part of GECC or GEAI or any of their Affiliates) shall not apply to any claim for Damages unless and until the aggregate amount of indemnifiable Damages that may be recovered from GECC equals or exceeds $200,000 (the “Deductible Amount”), in which event GECC shall only be required to indemnify the Purchaser Indemnified Parties for any and all such Damages in excess of the Deductible Amount; provided, that the maximum aggregate amount of indemnifiable Damages which may be recovered by the Purchaser Indemnified Parties in the event of an indemnification claim by the Purchaser under Section 8.2(a)(i) above (except for breaches of Fundamental Representations and Tax Representations) shall be an amount equal to thirty percent (30%) of the Purchase Price (the “Cap”).  The indemnification obligations of GECC (x) for breaches by GECC or GEAI of Fundamental Representations or Tax Representations, (y) indemnification claims under clauses (ii) through (vi) of Section 8.2(a), or (z) in the case of fraudulent conduct on the part of GECC or GEAI, in each case, shall not be subject to the Deductible Amount or the Cap set forth in this Section 8.2(d).  The indemnification obligations of GECC for breaches by GECC or GEAI of the representations and warranties set forth in Sections 3.4, and 4.21 and (only with respect to the Plano Sublease) Sections 4.17(c) and 4.17(d) shall not be subject to the Deductible Amount set forth in this Section 8.2(d).

(e)           The indemnification obligations of the Purchaser set forth in Section 8.2(b)(i) (other than the indemnification obligations for breaches of Fundamental Representations or in the case of fraudulent conduct on the part of the Purchaser or any of its Affiliates) shall not apply to any claim for Damages unless and until the aggregate amount of indemnifiable Damages that may be recovered from the Purchaser equals or exceeds the Deductible Amount, in which event the Purchaser shall only be required to indemnify the GECC Indemnified Parties for any and all such Damages in excess of the Deductible Amount; provided, that the maximum aggregate amount of indemnifiable Damages which may be recovered by the GECC Indemnified Parties under Section 8.2(b)(i) shall be an amount equal to the Cap.  The indemnification obligations of the Purchaser (x) for breaches of Fundamental Representations by the Purchaser, (y) in the case of fraudulent conduct on the part of the Purchaser, or (z) indemnification claims under clauses (ii) through (iv) of Section 8.2(b), in each case, shall not be subject to the Deductible Amount or the Cap.

(f)           All claims made during the relevant survival period described in Section 8.1 shall be counted in determining whether the thresholds specified in subsections (d) and (e) above have been achieved.

(g)           Notwithstanding any provision herein to the contrary, (i) no limitation on a Party’s liability provided for herein shall apply in the event of fraudulent conduct on the part of such Party, (ii) GECC shall not be obligated to indemnify the Purchaser with respect to any Damage to the extent that a specific accrual or reserve for the amount of such Damage was included in the calculation of Closing Working Capital, and (iii) no Party shall have any liability under any provision of this Agreement for any consequential, special, incidental, indirect or punitive damages, lost profits or similar items (including diminution of value or loss of business opportunity).

(h)           For all purposes of this Article VIII, “Damages” shall be net of, with respect to a Purchaser Indemnified Party only, (i) any insurance or other recoveries actually paid to the Indemnified Party or its Affiliates in connection with the facts giving rise to the right of indemnification, less the amount of any increased deductibles or fees associated with such recovery and (ii) any net Tax benefit realized by the Indemnified Party or its Affiliates that is attributable to such Damages, but only to the extent that such net Tax benefit is actually realized by the Purchaser Indemnified Party in the year the Damages are incurred (after first applying any net operating losses of the Purchaser Indemnified Party arising in the year the Damages are paid or in an earlier year).  With respect to any insurance policies of the Company and subject to the terms thereof, the Purchaser shall cause the Company not to cancel or terminate prior to the end of their then current term any of such policies (including any directors’ and officers’ liability coverage) the premiums for which have been paid in full on the Closing Date or are reserved for in the determination of the Closing Working Capital.

(i)            Notwithstanding anything in this Agreement to the contrary, GECC shall have no obligation to indemnify the Purchaser with respect to any Damage resulting from any inaccuracy in any representation or the breach of any warranty contained in Section 4.14 to the extent that any Purchaser Indemnified Party conducts or grants any third party permission to conduct any environmental sampling or testing of soil, subsurface strata, surface water, groundwater, sediments or ambient air at, on, under or within any portion of the Leased Real Property unless (x) in response to an immediate, imminent and substantial threat to human health or the environment as required under applicable Environmental Law, or (y) in connection with the proposed closure of all or a portion of the Leased Real Property where required by a Governmental Authority or Third Party Claim under Environmental Law or a Permit required by a Governmental Authority under Environmental Law.

(j)            Except with respect to the matters covered by Section 2.3 or in the case of fraudulent conduct on the part of a Party and other than with respect to any equitable remedies, the provisions of this Article VIII shall constitute the sole and exclusive remedy of any Indemnified Party for Damages arising out of, resulting from or incurred in connection with any inaccuracy in any representation or the breach of any warranty, covenants or agreements made by the Indemnifying Party in this Agreement, in the Schedules and Exhibits delivered by the Indemnifying Party pursuant to this Agreement, or in any other document or instrument heretofore delivered by the Indemnifying Party to the Indemnified Party.

(k)           In calculating the amount of Damages arising from any inaccuracy in any representation or the breach of any warranty contained in this Agreement, such Damages shall be calculated without giving any effect to any reference to or qualification of materiality or Material Adverse Effect.

(l)            The Parties agree to treat all indemnification payments made pursuant to this Article VIII as an adjustment to the Purchase Price for all Tax purposes unless otherwise required by Law.

(m)          The indemnification provided in clause (vi) of Section 8.2(a) shall terminate immediately upon obtaining the required consents under the Plano Sublease and the Plano Overlease, or upon any failure of the Purchaser or the Company to promptly execute a proffered form of consent that does not impose any material obligations on the Purchaser or the Company in addition to those contained in the forms of consent that have been proffered by CA, Inc. and ING UOC Plano, Inc., respectively, prior to the date hereof.

Section 8.3.          Procedures for Third Party Claims.

(a)           In the case of any claim for indemnification arising from a claim of or by a third party (a “Third Party Claim”), an Indemnified Party shall give prompt written notice to the Indemnifying Party of any claim or demand of which such Indemnified Party has knowledge and as to which it may request indemnification hereunder describing in reasonable detail the facts giving rise to any claim for indemnification hereunder and the amount or method of computation of the amount of such claim (if known); provided, however, the failure to give such notice shall not relieve any Indemnifying Party of such Indemnifying Party’s indemnification obligation hereunder, except to the extent such failure results in material prejudice to the Indemnifying Party with respect to such claim.  The Indemnified Party shall provide the Indemnifying Party with reasonable access to its personnel, properties, books and records, and such other information as the Indemnifying Party may reasonably request, for the purpose of allowing the Indemnifying Party a reasonable opportunity to verify any such Third Party Claim.  The Indemnifying Party shall have the right to defend and to direct the defense against any such Third Party Claim, in its name or in the name of the Indemnified Party, as the case may be, with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party, at the expense of the Indemnifying Party, including counsel fees and expenses.  The Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel employed at its own expense; provided, however, that in the case of any Third Party Claim that names both the Indemnified Party and the Indemnifying Party and representation of both Parties by the same counsel is determined by qualified counsel to be inappropriate because (i) one or more legal defenses available to such Indemnified Party is different from or additional to those available to the Indemnifying Party or (ii) there is an actual or potential conflict of interest  between the Indemnified Party and the Indemnifying Party in the conduct of the defense of such Third Party Claim, then such Indemnified Party may employ separate counsel to represent or defend it in any such Third Party Claim, and the Indemnifying Party shall be responsible for the reasonable fees and disbursements of such counsel.  If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall reasonably cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party.

(b)           The Indemnifying Party shall be authorized to consent to a settlement of any Third Party Claim, without the prior written consent of any Indemnified Party; provided that (i) the compromise or settlement requires only the payment of cash (the “Settlement Amount”) and (ii) the Indemnified Party is given, before or concurrent with the tender of the Settlement Amount, a full and complete release reasonably satisfactory to the Indemnified Party made by the party(ies) to such litigation or proposed litigation covering all matters subject to such Third Party Claim.

Section 8.4.          Procedures for Inter-Party Claims.  In the event that an Indemnified Party determines that it has a claim for Damages against an Indemnifying Party hereunder (other than as a result of a Third Party Claim), the Indemnified Party shall give prompt written notice thereof to the Indemnifying Party, specifying the amount of such claim and any relevant facts and circumstances relating thereto.  The Indemnified Party shall provide the Indemnifying Party with reasonable access to its personnel, properties, books and records, and such other information as the Indemnifying Party may reasonably request, for the purpose of allowing the Indemnifying Party a reasonable opportunity to verify any such claim for Damages.  The Indemnified Party and the Indemnifying Party shall negotiate in good faith regarding the resolution of any disputed claims for Damages.  Promptly following the final determination of the amount of any Damages claimed by the Indemnified Party, the Indemnifying Party shall pay such Damages to the Indemnified Party by wire transfer or check made payable to the order of the Indemnified Party.  In the event that the Indemnified Party is required to institute legal proceedings in order to recover Damages hereunder, the cost of such proceedings (including costs of investigation and reasonable attorneys’ fees and disbursements) shall be added to the amount of Damages payable to the Indemnified Party.

ARTICLE IX.
MISCELLANEOUS PROVISIONS

Section 9.1.           Notices.  Except as expressly provided in this Agreement, all notices, consents, waivers, requests or other instruments or communications given pursuant to this Agreement shall be in writing, signed by the party giving the same, and sent to the addresses set forth below, and shall be delivered (and shall be deemed to have been duly delivered upon receipt) (i) in person, (ii) by facsimile with receipt of transmittal (followed by delivery of an original via nationally recognized overnight courier), (iii) by first class, certified or registered mail (in each case, postage prepaid, return receipt requested) or (iv) by nationally recognized overnight courier.

If to the Purchaser, to:

I.D. Systems, Inc.
One University Plaza, Suite 600
Hackensack, New Jersey  07601
Attention:  Jeffrey M. Jagid, Chief Executive Officer
Telephone:  201.996.9000
Facsimile:  201.996.9144

with a copy to:

Steven E. Siesser, Esq.
Lowenstein Sandler PC
1251 Avenue of the Americas
New York, New York  10020
Telephone:  212.204.8688
Facsimile:  973.597.2507

If to GECC or GEAI, to:

General Electric Capital Corporation
901 Main Avenue
Norwalk, Connecticut  06851
Attention:  Senior Counsel – Mergers & Acquisitions
Telephone:  203.840.6522
Facsimile:  203.840.6493

with a copy to:

Michael J. Egan, Esq.

King & Spalding LLP
1180 Peachtree Street, N.E.
Atlanta, Georgia  30309-3521
Telephone:  404.572.4600
Facsimile:  404.572.5133

Any Party may specify any other address for the receipt of such notices, instruments or communications in a notice given in accordance with this Section 9.1.

Section 9.2.           Expenses.  Each of the Parties shall bear its own out-of-pocket costs and expenses (including fees and disbursements of its financial advisors, legal counsel, accountants and environmental consultants) incurred by it or its Affiliates in connection with the preparation, negotiation, execution, delivery and performance of this Agreement and the other Transaction Documents and any related agreements and the consummation of the transactions contemplated hereby and thereby, whether or not such transactions are consummated.

Section 9.3.           Headings and Titles.  The headings and titles contained in this Agreement are included solely for convenience of reference and are not intended to be full or accurate descriptions of the contents thereof and shall not affect in any way the meaning or interpretation of any part of this Agreement.

Section 9.4.           Governing Law; Consent to Jurisdiction.  This Agreement, and all matters arising, directly or indirectly, from this Agreement, shall be governed by, and construed in accordance with, the internal laws of the State of New York, without reference to the conflicts of law principles thereof.  Each of the Parties irrevocably submits to the non-exclusive jurisdiction of the courts of the State of New York and the United States District Court for the Southern District of New York for the purpose of any suit, action, proceeding or judgment relating to or arising out of this Agreement and the transactions contemplated hereby.  Service of process in connection with any such suit, action or proceeding may be served on each Party hereto anywhere in the world by the same methods as are specified for the giving of notices under this Agreement.  Each of the Parties irrevocably consents to the jurisdiction of any such court in any such suit, action or proceeding and to the laying of venue in such court.  Each Party irrevocably waives any objection to the laying of venue of any such suit, action or proceeding brought in such courts and irrevocably waives any claim that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.

Section 9.5.          WAIVER OF JURY TRIAL.  EACH PARTY HERETO HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY SUIT, ACTION OR OTHER LEGAL PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF, OR RELATING TO, ANY TRANSACTION DOCUMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY (WHETHER BASED ON CONTRACT, TORT OR ANY OTHER THEORY) OR ANY COUNTERCLAIM RELATED THERETO.  EACH PARTY HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUIT, ACTION OR OTHER LEGAL PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 9.6.           Assignment; Successors and Assigns; No Third Party Beneficiaries.  No Party shall assign any right or obligation arising under or pursuant to this Agreement without first obtaining the written consent of the other Party; provided, however, that at any time on or after (a) the date on which the Contingent Payment, if any, as finally determined pursuant to Section 2.4 is paid in full or (b) if no Contingent Payment is due, the date on which such determination that no Contingent Payment is due is finally determined pursuant to Section 2.4 (the date in clause (a) or (b), as applicable, the “Payment Date”), the Purchaser shall be entitled, without the consent of any other Party, to assign this Agreement or any right or obligation hereunder to any Person that acquires the Company or the Business through merger or the purchase of all or substantially all of the equity or assets, as applicable, of the Company or the Business, or otherwise (any assignee of the Purchaser to which the other Parties have consented on or prior to the Payment Date, or any assignee of the Purchaser on or after the Payment Date, shall be referred to as a “Permitted Assignee”).  Any attempted assignment that does not comply with this Section 9.6 shall be null and void.  This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors, assigns and legal representatives.  Except as set forth in Article VIII, this Agreement shall be for the sole benefit of the Parties and their respective successors, assigns and legal representatives and is not intended, nor shall it be construed, to give any Person, other than the Parties and their respective successors, assigns and legal representatives, any legal or equitable right, remedy or claim hereunder.

Section 9.7.           Severability.  If any term or other provision (or portion thereof) of this Agreement, or the application of any such term or other provision (or portion thereof) to any Person, is finally determined by a court of competent jurisdiction (and such determination has become non-appealable) to be invalid, illegal or incapable of being enforced by any applicable Law, or public policy, such circumstances shall not have the effect of rendering such term or provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other term or provision herein contained invalid, inoperative or unenforceable to any extent whatsoever.  Upon such final determination, to the extent not reformed by such court, that any term or other provision (or portion thereof) of this Agreement is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

Section 9.8.           Entire Agreement.  This Agreement, the documents executed and delivered in connection herewith and the other documents contemplated hereby, (including the Schedules and Exhibits hereto and thereto), and any other documents, agreements or instruments executed and delivered by the Parties on the date hereof, supersedes any and all other understandings and agreements, either oral or in writing, between the Parties with respect to the matters covered herein and constitute the sole and only agreement between the Parties with respect to the such matters.

Section 9.9.           Amendment, Waiver or Modification.  This Agreement (including the Schedules and Exhibits hereto) shall be amended or modified only by a writing signed by the Parties.  Any waiver of any provision of this Agreement shall only be effective if signed by the Party waiving such provision, and any prior partial or complete waiver shall not effect any future waivers, and no Party hereto shall be obligated to execute and deliver any such waiver.

Section 9.10.         Counterparts; Electronic Delivery.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  The exchange of copies of this Agreement by facsimile or electronic mail shall constitute effective execution and delivery of this Agreement as to the Parties.  Signatures on pages transmitted by facsimile or electronic mail shall be deemed to be original signatures for all purposes.

Section 9.11.         Disclosure Schedules.  Disclosure of any fact or item in any Schedule hereto referenced by a particular section in this Agreement shall be deemed to have been disclosed with respect to every other section in this Agreement if such disclosure would permit a reasonable person to find such disclosure responsive to such other sections.  The specification of any dollar amount in the representation or warranties contained in this Agreement or the inclusion of any specific item in any Schedule hereto is not intended to imply that such amounts, or higher or lower amounts or the items so included or other items, are or are not material, and no party shall use the fact of the setting of such amounts or the inclusion of any such item in any dispute or controversy as to whether any obligation, items or matter not described herein or included in a Schedule is or is not material for purposes of this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

I.D. SYSTEMS, INC.

By:	/s/ Jeffrey M. Jagid
Name: Jeffrey M. Jagid
Title: Chief Executive Officer

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Dennis M. Murray
Name: Dennis M. Murray
Title: Vice President

GE ASSET INTELLIGENCE, LLC

By:	/s/ Dennis M. Murray
Name: Dennis M. Murray
Title: President and Chief Executive Officer

[Signature Page to Membership Interest Purchase Agreement]